Edificio MAPFRE - Ctra. de Pozuelo, 52 - 28220 Majadahonda (Madrid)
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CORPORACIÓNMAPFRE

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

05012173

Madrid, 27 October 2005

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

Merc. de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741

RECEIVED
2005 NOV -1 P 12:28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

MAPFRE

AS OF 30 SEPTEMBER 2005, SISTEMA MAPFRE RECORDED REVENUES OF €9,166 MILLION AND A NET PROFIT OF €521 MILLION

CORPORACIÓN MAPFRE, THE GROUP'S LISTED HOLDING COMPANY, INCREASED ITS NET PROFIT BY 18.8%

SISTEMA MAPFRE and its listed holding company CORPORACIÓN MAPFRE released their results for the third quarter of 2005 prepared in accordance with International Financial Reporting Standards (IFRS).

1. The Group made a €521 million net profit in the first nine months of 2005

SISTEMA MAPFRE recorded total revenues of €9,166.3 million in the first nine months of 2005, a 9.6% increase over the previous year, €7,532.4 million of which corresponded to direct insurance and accepted reinsurance premiums.

Profit before tax was €718.5 million, an 8.7% increase. Profit after tax amounted to €521.1 million, exceeding the figure for the same period of 2004 by 8.1%.

2. CORPORACIÓN MAPFRE increased its net profit by 18.8%

The total revenues of CORPORACIÓN MAPFRE and its subsidiaries reached €6,810.8 million, a 7.3% increase over the same period of 2004. Of these, €5,408.1 million corresponded to direct insurance and accepted reinsurance premiums, equivalent to a 7.5% growth. Its profit before tax and minority interests grew 20.3% to €434.3 million, while its profit after tax and minority interests was €188.5 million, exceeding the figure for the same period of the previous year by 18.8%.

The subsidiaries of CORPORACIÓN MAPFRE that operate in Spain, which are grouped under MAPFRE - CAJA MADRID Holding de Entidades Aseguradoras, obtained a volume of premiums of €3,432.4 million and a net profit of €209.7 million, a 28.4% increase. Life – Risk premiums grew 17.8% over the same period of the previous year; savings managed in the Life and Savings business increased 14.2% to €19,004.3 million; and Non-life premiums went up by 13.7%.

The business activities of the subsidiaries of CORPORACIÓN MAPFRE that operate abroad evolved positively overall, recording aggregated revenues of €2,284.4 million, a 22.4% increase. It is worth underscoring the increase in the profit before tax of MAPFRE AMÉRICA (32.3%) and MAPFRE ASISTENCIA (58.3%) that compensated for the reduction in the result of MAPFRE RE caused by incurred catastrophe claims, especially hurricanes Katrina and Rita.

In its meeting held yesterday, the board of directors of CORPORACIÓN MAPFRE resolved to pay from forthcoming 18 November a gross interim dividend of €0.17 per share, 13% higher than the €0.15 dividend paid in November 2004.

The report on the results of CORPORACIÓN MAPFRE can be downloaded from the web pages of the CNMV and of CORPORACIÓN MAPFRE itself (www.mapfre.com)

Madrid, 27 October 2005

Should you need further information, please contact MAPFRE, Dirección General de Comunicación y Responsabilidad Social (phone +34-91-581-2216, fax +34-91-581-8382, e-mail ndelolm@mapfre.com).

FINANCIAL INFORMATION FOR SISTEMA MAPFRE AS AT 30.09.2005

1. Consolidated Income Statement for MAPFRE MUTUALIDAD and its subsidiaries (IFRS)

ITEMS	€ million		% Variation
	2005	2004	05 / 04
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	5,944.0	5,274.1	12.7
Premiums earned, net of ceded and retroceded reinsurance	4,708.9	4,079.0	15.4
Net claims incurred and variation in other technical provisions	(3,482.1)	(2,820.2)	23.5
Net operating expenses	(900.8)	(804.8)	11.9
Other technical income and expenses	(50.3)	(66.5)	(24.4)
TECHNICAL RESULT	**275.7**	**387.5**	**(28.9)**
Net financial and other non-technical income	314.3	175.4	79.2
Result of the Non-life business	**590.0**	**562.9**	**4.8**
LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,588.4	1,648.6	(3.7)
Premiums earned, net of ceded and retroceded reinsurance	1,486.2	1,556.2	(4.5)
Net claims incurred and variation in other technical provisions	(1,868.0)	(1,862.1)	0.3
Net operating expenses	(188.7)	(160.9)	17.3
Other technical income and expenses	(7.8)	(7.0)	11.4
TECHNICAL RESULT	**(578.3)**	**(473.8)**	**22.1**
Net financial and other non-technical income	646.2	538.9	19.9
Unrealised gains and losses in unit-linked investments	22.4	9.1	146.2
Result of the Life business	**90.3**	**74.2**	**21.7**
OTHER BUSINESS ACTIVITIES			
Operating income	266.3	175.6	51.7
Operating expenses	(233.0)	(166.1)	40.3
Net financial and other income	(1.1)	9.7	(111.3)
Results from minority interests	6.0	4.8	25.0
Result of the Other Business Activities	**38.2**	**24.0**	**59.2**
Result before tax and minority interests	**718.5**	**661.1**	**8.7**
Taxes	(197.4)	(179.0)	10.3
Result after tax	**521.1**	**482.1**	**8.1**

2. Consolidated results of CORPORACION MAPFRE (IFRS)

COMPANIES	€ million		% Variation
	2005	2004	05 / 04
Subsidiaries of MAPFRE-CAJA MADRID HOLDING			
MAPFRE VIDA	128.3	108.3	18.5
MAPFRE SEGUROS GENERALES	96.9	78.5	23.4
MAPFRE EMPRESAS	81.5	74.5	9.4
MAPFRE CAJA SALUD	12.9	4.9	163.3
Other subsidiaries of CORPORACION MAPFRE			
MAPFRE AMERICA	67.2	50.8	32.3
MAPFRE RE	52.2	55.9	(6.6)
MAPFRE ASISTENCIA	9.5	6.0	58.3
TOTAL SUBSIDIARIES	**448.5**	**378.9**	**18.4**
Consolidation adjustments and other items	(14.2)	(18.0)	-
Result before tax and minority interests	**434.3**	**360.9**	**20.3**
Taxes	(135.1)	(110.9)	21.8
Result after tax	**299.2**	**250.0**	**19.7**
Result attributable to minority interests	(110.7)	(91.4)	21.1
Result attributable to CORPORACIÓN MAPFRE	**188.5**	**158.6**	**18.8**

CORPORACIÓN MAPFRE

Third quarter 2005 results

MAPFRE

London, 28 October 2005

Section I Key facts

Section II Analysis of results

Appendix

Calendar and contacts



facts

- During the third quarter of 2005, the business activities of CORPORACIÓN MAPFRE and its subsidiaries have maintained their favourable development trend overall. Against a decrease in Life – Savings premiums, growth remained strong in Life – Risk premiums, in savings managed in mutual funds and, in particular, in Non-life premiums, both in Spain and in America. The good results across most subsidiaries allowed to offset the reduction in the reinsurance result caused by a series of large claims incurred in this quarter, among which hurricane "Katrina" stands out.

- The net consolidated profit increased by 18.8% with respect to the same period of the previous year. Under the standards of the Spanish General Accounting Chart and of the Spanish Accounting Chart for Insurance Companies ("Plan General de Contabilidad" and "Plan Contable de Entidades Aseguradoras", hereinafter referred to as "PGC/PCEA"), which have been applied until 2004 to prepare the information released to the market, the net consolidated profit would have grown 29.9%.

Key facts (ctd.)

- The development of the key figures of CORPORACIÓN MAPFRE and its main operating Units is shown in the following table:

	Revenues	% Var.	Net profit	% Var.	Combined ratio (1) 3Q 05	Combined ratio (1) 3Q 04
CORPORACIÓN MAPFRE	**6,810.8**	7.3%	**188.5**	18.8%	**96.9%**	94.4%
LIFE AND SAVINGS	**2,134.7**	-7.1%	**84.5**	17.0%	**0.9%**	1.0%
GENERAL INSURANCE	**996.9**	15.7%	**65.4**	23.9%	**92.2%**	91.7%
COMMERCIAL INSUR.	**1,006.1**	8.4%	**56.7**	14.3%	**91.5%**	86.5%
HEALTH	**363.7**	9.6%	**8.1**	161.3%	**96.9%**	98.4%
AMERICA	**1,295.7**	21.0%	**51.4**	35.3%	**102.4%**	99.9%
RE	**1,117.0**	19.1%	**30.1**	-14.0%	**98.2%**	93.4%
ASISTENCIA(1)	**268.5**	36.3%	**6.2**	55.0%	**97.6%**	92.8%

- Although it is still early to know the impact of hurricane "Wilma", its effect on the net result of CORPORACIÓN MAPFRE in the fourth quarter will be in the region of €18 million.

- The financial statements contained herein have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements for the third quarter of the previous fiscal year have likewise been restated under IFRS to facilitate the comparison.

1) The figures of the LIFE AND SAVINGS OPERATING UNIT correspond to the expense ratio

Million euros

Key figures

	3Q 05	3Q 04	% Var.
Non-Life gross written and accepted premiums	**4,017.5**	3,532.3	13.7%
Life gross written and accepted premiums	**1,390.6**	1,499.6	-7.3%
Total gross written and accepted premiums	**5,408.1**	5,031.9	7.5%
Net income, group share	**188.5**	158.6	18.8%
Total assets	**27,466.9**	23,581.5	16.5%
Managed savings (1)	**19,288.3**	16,944.2	13.8%
Shareholders' equity	**2,124.4**	1,863.7	14.0%
Financial debt	**403.1**	361.9	11.4%
Market capitalisation	**3,411.5**	2,257.6	51.1%
Shares	**238,900,706**	238,900,706	---
Earnings per share	**0.79**	0.66	14.3%
Employees	**14,684**	15,183	-3.3%
N/L Loss ratio (2)	**69.3%**	67.4%	
N/L Expense ratio (2)	**27.6%**	27.0%	
N/L Combined ratio (2)	**96.9%**	94.4%	

1) Includes: Life technical reserves, mutual and pension funds. It does not include funds managed by CAJA MADRID's asset management subsidiaries. Pension funds do not include defined benefit funds entered into through Life insurance contracts amounting to 704.3 million euros in 3Q 2004
2) Ratios calculated as a percentage of net premiums earned

Million euros

CORPORACIÓN MAPFRE:
Net consolidated revenues

	Written and accepted premiums			Income from Investments			Other income			Total Revenues		
	3Q 05	3Q 04	% Var.	3Q 05	3Q 04	% Var.	3Q 05	3Q 04	% Var.	3Q 05	3Q 04	% Var.
LIFE AND SAVINGS	**1,296.9**	1,414.3	-8.3%	**761.1**	828.5	-8.1%	**76.7**	56.0	37.0%	**2,134.7**	2,298.8	-7.1%
GENERAL INSURANCE	**886.3**	802.2	10.5%	**78.3**	34.1	129.6%	**32.3**	25.5	26.7%	**996.9**	861.8	15.7%
COMMERCIAL INSURANCE	**896.2**	848.1	5.7%	**81.8**	68.7	19.1%	**28.1**	11.0	155.5%	**1,006.1**	927.8	8.4%
HEALTH	**355.5**	322.2	10.3%	**6.9**	6.1	13.1%	**1.3**	3.4	-61.8%	**363.7**	331.7	9.6%
Holding (non consolidated)	—	—	—	**199.6**	87.9	127.1%	**0.3**	0.0	—	**199.9**	87.9	127.4%
Consolidation adjustments	**-2.5**	-3.9	—	**-246.5**	-106.0	132.5%	**-7.9**	-1.8	—	**-256.9**	-111.7	130.0%
MAPFRE-CAJA MADRID	**3,432.4**	3,382.9	1.5%	**881.2**	919.3	-4.1%	**130.8**	94.1	39.0%	**4,444.4**	4,396.3	1.1%
AMÉRICA	**1,168.2**	977.6	19.5%	**105.8**	85.6	23.6%	**21.7**	7.4	193.2%	**1,295.7**	1,070.6	21.0%
RE	**1,015.6**	879.1	15.5%	**99.9**	58.1	71.9%	**1.5**	0.3	—	**1,117.0**	937.5	19.1%
ASISTENCIA	**189.7**	131.9	43.8%	**7.5**	3.7	102.7%	**71.3**	61.4	16.1%	**268.5**	197.0	36.3%
MAPFRE ASIAN	**9.9**	8.3	19.3%	**1.0**	0.7	42.9%	—	—	—	**10.9**	9.0	21.1%
Cons. Adjustments	**-407.7**	-347.9	17.2%	—	—	—	—	—	—	**-407.7**	-347.9	17.2%
International Business	**1,975.7**	1,649.0	19.8%	**214.2**	148.1	44.6%	**94.5**	69.1	36.8%	**2,284.4**	1,866.2	22.4%
INMUEBLES	—	—	—	**0.4**	0.6	-33.3%	**25.3**	51.7	-51.1%	**25.7**	52.3	-50.9%
QUAVITAE	—	—	—	—	—	—	**58.5**	49.8	17.5%	**58.5**	49.8	17.5%
Holding (non consolidated)	—	—	—	**164.6**	82.1	100.5%	**2.9**	1.1	163.6%	**167.5**	83.2	101.3%
Cons. Adjustments	—	—	—	**-158.8**	-73.4	116.3%	**-10.9**	-29.0	-62.4%	**-169.7**	-102.4	65.7%
CORPORACIÓN MAPFRE	**5,408.1**	5,031.9	7.5%	**1,101.6**	1,076.7	2.3%	**301.1**	236.8	27.2%	**6,810.8**	6,345.4	7.3%

Million euros

CORPORACIÓN MAPFRE

CORPORACIÓN MAPFRE:
Breakdown of premiums in Spain by distribution channel

	3Q 05	3Q 04	% Var.
AGENTS CHANNEL	**2,726.1**	**2,623.9**	**3.9%**
LIFE	**706.0**	749.8	-5.8%
GENERAL INSURANCE	**807.2**	743.6	8.6%
COMMERCIAL INSURANCE	**876.2**	823.5	6.4%
HEALTH	**336.7**	307.0	9.7%
CAJA MADRID BANK CHANNEL	**708.8**	**762.9**	**-7.1%**
LIFE	**590.9**	664.5	-11.1%
GENERAL INSURANCE	**79.1**	58.6	35.0%
COMMERCIAL INSURANCE	**20.0**	24.6	-18.7%
HEALTH	**18.8**	15.2	23.7%
Consolidation adjustments	-2.5	-3.9	---
TOTAL PREMIUMS SPAIN	**3,432.4**	**3,382.9**	**1.5%**

Million euros

CORPORACIÓN MAPFRE:
Consolidated income statement

CORPORACIÓN MAPFRE

	3Q 05	3Q 04	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	4,017.5	3,532.3	13.7%
Premiums earned, net of ceded and retroceded reinsurance	2,900.3	2,423.5	19.7%
Net claims incurred and variation in other technical provisions	-2,009.9	-1,634.6	23.0%
Operating expenses, net of reinsurance	-763.9	-619.2	23.4%
Other technical income and expenses	-37.3	-35.0	6.6%
TECHNICAL RESULT	89.2	134.7	-33.8%
Net financial income	205.2	126.9	61.7%
Other non-technical income and expenses	18.0	0.4	---
Result of the Non-life business	**312.4**	**262.0**	**19.2%**
LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,390.6	1,499.6	-7.3%
Premiums earned, net of ceded and retroceded reinsurance	1,316.6	1,417.2	-7.1%
Net claims incurred and variation in other technical provisions	-1,759.2	-1,765.7	-0.4%
Operating expenses, net of reinsurance	-115.2	-103.0	11.8%
Other technical income and expenses	-8.0	-6.7	19.4%
TECHNICAL RESULT	-565.8	-458.2	23.5%
Net financial income	639.3	532.8	20.0%
Unrealised gains and losses in Unit-Linked investments	22.4	9.1	146.2%
Other non-technical income and expenses	-8.0	-7.2	11.1%
Result of the Life business	**87.9**	**76.5**	**14.9%**
OTHER BUSINESS ACTIVITIES			
Operating income	192.8	173.2	11.3%
Operating expenses	-163.2	-146.8	11.2%
Net financial income	-4.5	-8.8	-48.9%
Results from minority shareholdings	6.0	4.8	25.0%
Other net income	2.9	---	---
Result of the Other Business Activities	**34.0**	**22.4**	**51.8%**
Result before tax and minority shareholders	**434.3**	**360.9**	**20.3%**
Taxes	-135.1	-110.9	21.8%
Result after tax	**299.2**	**250.0**	**19.7%**
Result attributable to minority shareholders	-110.7	-91.4	21.1%
Result after tax and minority shareholders	**188.5**	**158.6**	**18.8%**
Non-life loss ratio [1]	69.3%	67.4%	
Non-life expense ratio [1]	27.6%	27.0%	
Non-life combined ratio [1]	96.9%	94.4%	
Life expense ratio [2]	1.0%	1.2%	

1) Ratios calculated over net premiums earned

2) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / (average Life and unit-linked reserves + average mutual funds + average pension funds). Annualised ratios

Million euros

CORPORACIÓN MAPFRE:
Profit breakdown by units and companies – September 2005

	Net Result	Minority Interests	Consolidation adjustments	Contribution to consolidated result
LIFE	84.5	-41.5		43.0
GENERAL INSURANCE	65.4	-31.4	-1.4	32.6
COMMERCIAL INSURANCE	56.7	-23.1	-9.6	24.0
HEALTH	8.1	-4.0		4.1
Holding (non-consolidated) and adjustments				-1.2
MAPFRE-CAJA MADRID HOLDING				102.6
AMÉRICA	51.4	-6.4		45.0
RE	30.1	-4.7	8.6	34.0
ASISTENCIA	6.2		-1.9	4.3
INMUEBLES	1.1			1.1
QUAVITAE	-3.1	1.7		-1.4
Other companies	6.8			6.8
Holding (non-consolidated) and adjustments				-3.8
CORPORACIÓN MAPFRE				**188.5**

Million euros

CORPORACIÓN MAPFRE:
Reconciliation of the consolidated profit under PGC/PCEA and IFRS

ITEM	Gross amount	Tax	Minority Shrhldrs.	Attributable result
Result at 30/09/05 under PGC/PCEA	**386.2**	**-118.1**	**-92.6**	**175.5**
Reversal of goodwill amortisation	24.3	0.7	-10.2	14.8
Reversal of the appropriation to the equalisation reserve	3.7	-1.0	-4.5	-1.8
Differences in the valuation of technical reserves	-133.3	46.5	42.4	-44.4
Differences in the valuation of investments	142.3	-49.8	-45.0	47.5
Derivatives (fair value, hedges)	-1.8	0.6	—	-1.2
Amortisation of start-up expenses	2.5	-1.3	-0.6	0.6
Deferred taxes (timing diffs. and differences > 10 yrs.)	—	1.0	-0.3	0.7
Deferred income	1.2	-0.4	-0.4	0.4
Other items	9.2	-13.3	0.5	-3.6
Result at 30/09/05 under IFRS	**434.3**	**-135.1**	**-110.7**	**188.5**

Million euros

CORPORACIÓN MAPFRE:
Statement of changes in equity

STATEMENT OF CHANGES IN EQUITY	Share capital	Reserves	Valuation adjusts.	Translation differences	Result	Minority interests	Total Equity
Balance as at 30/06/05	**119.5**	**1,890.6**	**210.4**	**-283.0**	**149.0**	**926.1**	**3,012.6**
Additions and deductions accounted for directly in equity(1)			-13.1	11.5		-4.8	-6.4
Quarterly result					39.5	34.2	73.7
Reclassifications		41.2	-41.2				
Other positive/negative items							
Balance as at 30/09/05	**119.5**	**1,931.8**	**156.1**	**-271.5**	**188.5**	**955.5**	**3,079.9**

1) Includes, net of tax, the results from: revaluation of tangible and intangible assets; changes in the fair value of investments available for sale; cash flow hedges; translation adjustments; other items.

Million euros

LIFE INSURANCE OPERATING UNIT

- The variation in funds under management exceeds the figure for the same period of the previous year, mainly due to:
  - the winning of a comparatively larger amount of savings in mutual funds, especially guaranteed types;
  - a smaller volume of maturities of single premium products in the bank channel;
  - a new transaction with SEPI in the second quarter of the year;
  - the increase in the market value of investments.

- MAPFRE VIDA and its subsidiaries made a gross consolidated profit of €128.3 million, an 18.5% increase. The net consolidated profit was €84.5 million, a 17.0% increase over the same period of the previous year (10.7% under PGC/PCEA)

	3Q 05	3Q 04	% 05/04
Technical Reserves	**14,248.7**	12,605.4	13.0%
Investment Funds	**3,088.6**	2,523.5	22.4%
Pension Funds [1]	**1,133.8**	925.2	22.5%
Third-party funds under management	**18,471.1**	16,054.1	15.1%
Premiums written and accepted	**1,296.9**	1,414.3	-8.3%
Gross Result [2]	**128.3**	108.3	18.5%
Net Result	**84.5**	72.2	17.0%
Equity	**534.2**	475.9	
Expense Ratio [3]	**0.9%**	1.0%	

1) Pension funds figures do not include defined benefit funds entered into through a Life insurance contract amounting to €704.3 million in 3Q 2004
2) Before taxes and minority interest
3) (acquisition expenses + variation in deferred acquisition expenses + administration expenses) / (average technical reserves + average mutual funds + average pension funds). Annualised ratios

Million euros

LIFE INSURANCE OPERATING UNIT: Premiums breakdown

- The development of premiums in the third quarter of the year was characterised by:
  - sustained growth in Life – Risk products;
  - a lower issuance of Life – Savings insurance due to the significant volume of renewals recorded in the bank channel in the first quarter of the previous year. This year, sales campaigns in this channel concentrate towards the end of the first and second half.

	3Q 05	3Q 04	% 05/04
Regular Premiums	**296.4**	318.9	-7.1%
- Agents channel	**265.4**	278.8	-4.8%
- Bank channel	**31.0**	40.1	-22.7%
Single Premiums	**693.1**	847.0	-18.2%
- Agents channel	**234.6**	301.3	-22.1%
- Bank channel	**445.9**	535.3	-16.7%
- MUSINI VIDA	**12.6**	10.4	21.2%
Life premiums - Savings	**989.5**	1,165.9	-15.1%
Externalisation	**148.6**	113.6	30.8%
- Agents channel	**59.0**	45.1	30.8%
- Bank channel	**42.8**	32.7	30.9%
- MUSINI VIDA	**46.8**	35.8	30.7%
Sub-total	**1,138.1**	1,279.5	-11.1%
Life Premiums - Risk	**158.8**	134.8	17.8%
- Agents channel	**82.5**	75.7	9.0%
- Bank channel	**71.2**	56.4	26.2%
- MUSINI VIDA	**5.1**	2.7	88.9%
TOTAL PREMIUMS	**1,296.9**	1,414.3	-8.3%
- Agents channel	641.5	700.9	-8.5%
- Bank channel	590.9	664.5	-11.1%
- MUSINI VIDA	64.5	48.9	31.9%

Million euros

LIFE INSURANCE OPERATING UNIT:
Breakdown of funds under management

	3Q 05	3Q 04	% 05/04
Regular premiums insurance	**4,458.8**	3,894.6	14.5%
- Agents channel	**4,113.2**	3,596.1	14.4%
- Bank channel	**345.6**	298.5	15.8%
Single premiums insurance	**8,326.5**	7,239.7	15.0%
- Agents channel	**3,500.6**	3,050.6	14.8%
- Bank channel	**4,825.9**	4,189.1	15.2%
Life insurance - Risk	**144.1**	117.4	22.7%
- Agents channel	**33.0**	31.6	4.4%
- Bank channel	**111.1**	85.8	29.5%
MUSINI VIDA	**1,107.3**	1,154.4	-4.1%
Total mathematical reserves	**14,036.7**	12,406.0	13.1%
Other reserves	**212.0**	199.3	6.4%
TECHNICAL RESERVES	**14,248.7**	12,605.4	13.0%
MUTUAL FUNDS	**3,088.6**	2,523.5	22.4%
PENSION FUNDS[1]	**1,133.8**	925.2	22.5%
- Individual system	**1,017.9**	832.9	22.2%
- Employers' system	**115.9**	92.3	25.6%
SAVINGS MANAGED BY MAPFRE VIDA	**18,471.1**	16,054.1	15.1%
- Technical reserves	**467.5**	480.7	-2.7%
- Mutual funds	---	31.5	---
- Pension funds	**65.7**	73.1	-10.1%
SAVINGS MANAGED BY MAPFRE EMPRESAS	**533.2**	585.3	-8.9%
TOTAL MANAGED SAVINGS	**19,004.3**	16,639.4	14.2%

Million euros

1) Pension funds figures do not include defined benefit funds entered into through a Life insurance contract amounting to €704.3 million in 3Q 2004

MAPFRE VIDA:
Variation in funds under management (1)

	January - September	
	2005	2004
Life insurance technical reserves	**1,164.5**	722.6
> Variation under PGC/PGEA	**493.0**	428.7
Mutual funds	**408.5**	181.2
> Net sales	**59.4**	43.7
Pension funds	**96.3**	70.9
> Net sales	**32.4**	53.9

1) Excluding shareholders' equity

Million euros

GENERAL INSURANCE OPERATING UNIT

- Net profit growth reflects:
  - larger business volumes;
  - an increase in financial income;
  - the impact of non-recurring restructuring expenses amounting to €3.7 million that were recorded in the third quarter of 2004.

- The low 4.5% increase in Burial insurance is due to the fact that in this line of business annual policies' cancellations concentrate in the first quarter of the year. The 35% increase in premiums written through CAJA MADRID must be noted.

	3Q 05	3Q 04	%05/04
Premiums written and accepted	**886.3**	802.2	10.5%
- Burial	**204.5**	195.7	4.5%
- Other business lines	**681.8**	606.5	12.4%
Gross Result (1)	**96.9**	78.5	23.4%
Net result	**65.4**	52.8	23.9%
Equity	**305.9**	272.2	12.4%
Loss Ratio, Non-Life (2)	**64.3%**	63.0%	
Expense Ratio, Non-Life (2)	**27.9%**	28.7%	
Combined Ratio, Non-Life (2)	**92.2%**	91.7%	

1) Before taxes and minority interest
2) Ratios as a % of net premiums earned

Million euros

COMMERCIAL INSURANCE OPERATING UNIT

- Premiums growth reflects the winning of new business, which helped counter the impact of tariff competition.

	3Q 05	3Q 04 [1]	% 05/04
Premiums written and accepted	**896.2**	848.1	5.7%
Gross result [2]	**81.5**	74.5	9.4%
Net result	**56.7**	49.6	14.3%
Equity	**253.4**	299.8	-15.5%
Loss Ratio, Non-Life [3]	**76.8%**	74.0%	
Expense Ratio, Non-Life [3] [4]	**14.7%**	12.5%	
Combined Ratio, Non-Life [3]	**91.5%**	86.5%	

1) Figures for the third quarter of 2004 are shown on an aggregated basis to facilitate the comparison
2) Before taxes and minority interest
3) Ratios as a % of net premiums earned
4) Given the importance of services activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio

Million euros

COMMERCIAL INSURANCE OPERATING UNIT: Industrial Business[1]

- In the third quarter of the year, premiums grew 15.1% in the SMEs business and 2.8% in the Large Risks business. Excluding the Life business previously underwritten by MUSINI (presently in run-off), premiums grew 7.4%.

- The loss ratio rose in this quarter due to an increase in IBNR reserves, primarily in the former MUSINI portfolio.

- The expense ratio grew with respect to the previous year, reflecting the adjustment in the cost of reinsurance protections due to the large claims incurred in the first quarter of the year.

	3Q 05	3Q 04 [2]	% 05/04
Premiums written and accepted	**802.9**	756.5	6.1%
- of which Life	**37.8**	43.8	-13.7%
Gross result [3]	**73.8**	66.9	10.3%
Net result	**52.2**	45.2	15.5%
Equity	**214.5**	275.5	-22.1%
Loss Ratio, Non-Life [4]	**75.7%**	73.2%	
Expense Ratio, Non-Life [4]	**16.5%**	13.3%	
Combined Ratio, Non-Life [4]	**92.2%**	86.5%	

1) Includes MAPFRE EMPRESAS and MAPFRE INDUSTRIAL
2) Figures for the third quarter of 2004 are shown on an aggregated basis to facilitate the comparison
3) Before taxes and minority interest
4) Ratios as a % of net premiums earned

Million euros

COMMERCIAL INSURANCE OPERATING UNIT:
Credit and Surety Business

- MAPFRE CAUCIÓN Y CRÉDITO'S business volumes only grew 1.9%, due to strong competition in credit insurance.
- The loss ratio has increased due to two large claims incurred in the third quarter of the year.
- The variation in the expense ratio reflects larger commissions received from reinsurers.

	3Q 05	3Q 04	% 05/04
Premiums written and accepted	**93.3**	91.6	1.9%
Gross result [1]	**7.8**	7.6	2.6%
Net result	**4.8**	4.4	9.1%
Equity	**32.8**	24.3	35.0%
Loss Ratio, Non-Life [2]	**90.3%**	83.0%	
Expense Ratio, Non-Life [2]	**8.7%**	12.9%	
Net Other Income, Non-Life [3]	**-17.6%**	-19.9%	
Combined Ratio, Non-Life [2]	**81.4%**	76.0%	

1) Before taxes and minority interest
2) Ratios as a % of net premiums earned
3) Given the importance of services activities for MAPFRE CAUCIÓN y CRÉDITO, the ratio of net income from other activities as a percentage of net premiums earned is added

Million euros

MAPFRE CAJA SALUD

- The substantial increase in net profit is the result of:
  - premium growth, which came primarily from the Health Assistance business line;
  - a lower claims ratio;
  - larger financial income.
- The variation in results reflects the impact of a non-recurring early amortisation of goodwill, which was carried out in the third quarter of 2004 for an amount of €3 million. Excluding this amount, the net profit would have grown 32.8%.

	3Q 05	3Q 04	% 05/04
Premiums written and accepted	**355.5**	322.2	10.3%
- Agents network[1]	**336.7**	307.0	9.7%
- Bank network	**18.8**	15.2	23.7%
Gross result [2]	**12.9**	4.9	163.3%
Net result	**8.1**	3.1	161.3%
Equity	**104.6**	94.8	10.3%
Loss Ratio, Non-Life [3]	**81.2%**	82.5%	
Expense Ratio, Non-Life [3]	**15.7%**	15.9%	
Combined Ratio, Non-Life [3]	**96.9%**	98.4%	

1) Including brokers
2) Before taxes and minority interest
3) Ratios as a % of net premiums earned

Million euros

MAPFRE AMÉRICA

- The result of MAPFRE AMÉRICA reflects the following factors:
  - sustained premiums growth, which was particularly strong in Brazil and Venezuela;
  - a higher expense ratio, due to the outlays connected with the expansion of the branch network;
  - larger financial income, mainly due to the recovery of interest rates in the region;
  - the favourable development of exchange rates, particularly in Brazil.

- In the first nine months of the year, 266 new offices have been opened, 67 of which are direct.

	3Q 05	3Q 04	% 05/04
Premiums written and accepted	**1,168.2**	977.6	19.5%
Gross result [1]	**67.2**	50.8	32.3%
Net result	**51.4**	38.0	35.3%
Equity	**742.4**	548.9	35.3%
Loss Ratio, Non-Life [2]	**67.5%**	67.5%	
Expense Ratio, Non-Life [2]	**34.9%**	32.4%	
Combined Ratio, Non-Life [2]	**102.4%**	99.9%	

1) Before taxes and minority interest
2) Ratios as a % of net premiums earned

Million euros

MAPFRE AMÉRICA:
Premiums and results by country

	PREMIUMS				RESULTS [1]			
COMPANY	3Q 05	3Q 04	% 05/04	Local Currency % 05/04	3Q 05	3Q 04	% 05/04	Local Currency % 05/04
VENEZUELA	**189.3**	147.6	28.3%	45.2%	**20.0**	18.6	7.5%	21.9%
PUERTO RICO	**185.4**	166.8	11.2%	13.9%	**19.1**	16.2	17.9%	19.9%
MEXICO	**180.3**	193.2	-6.7%	-7.2%	**15.3**	7.1	115.5%	136.8%
BRAZIL	**288.3**	188.8	52.7%	29.1%	**9.7**	5.8	67.2%	41.3%
ARGENTINA	**151.0**	131.2	15.1%	17.4%	**4.7**	4.8	-2.1%	-0.1%
COLOMBIA	**40.3**	31.2	29.2%	16.1%	**1.6**	1.9	-15.8%	-23.5%
EL SALVADOR	**19.4**	20.7	-6.3%	-1.9%	**1.5**	1.3	15.4%	-9.6%
CHILE	**81.2**	69.7	16.5%	2.7%	**1.2**	3.1	-61.3%	-65.8%
PARAGUAY	**6.2**	5.5	12.7%	19.1%	**0.2**	0.1	---	---
URUGUAY	**7.1**	6.1	16.4%	-1.1%	**-0.1**	-0.4	---	---
PERU	**19.7**	16.8	17.3%	14.7%	**-0.2**	0.4	---	---

1) Gross result before amortisation of goodwill and portfolio acquisition costs, taxes and minority interests under PGC/PGEA standards

Million euros

MAPFRE AMÉRICA:
Key facts of the third quarter of 2005 by country

- Significant increases were recorded in the profits of the following subsidiaries:
  - MAPFRE TEPEYAC (Mexico), due to the improvement in its technical result, which is related in part with the cancellation of Motor insurance contracts in the second quarter of 2004, and to larger financial income;
  - MAPFRE VERA CRUZ (Brazil), thanks to sustained growth across most business lines, due primarily to the expansion of the distribution network, and to the decrease of the loss ratio in the Motor business.
- A higher loss ratio in Motor insurance caused a decrease in the result of MAPFRE ARGENTINA and MAPFRE COLOMBIA, while MAPFRE CHILE was affected by the cancellation of two large accounts.
- The profit of MAPFRE LA SEGURIDAD (Venezuela) includes realisation gains for €2.3 million.
- During the third quarter of the year, MAPFRE DOMINICANA (Dominican Republic) began operating.

MAPFRE RE

- The increase in the premiums volume with respect to the third quarter of 2004 is primarily due to the winning of new business from ceding companies outside SISTEMA MAPFRE.
- The net after-tax result includes the estimated impact of the claims arising from the natural catastrophes occurred in the third quarter of the year.
- Net profit also reflects a non-recurring loss of €8.6 million from the transfer of subsidiary MAPLUX to MAPFRE SEGUROS GENERALES. This amount was eliminated in the net consolidated profit of CORPORACIÓN MAPFRE. Excluding this amount, the net profit of MAPFRE RE would have grown 10.6%.

	3Q 05	3Q 04	% 05/04
Premiums written and accepted	**1,015.6**	879.1	15.5%
- of which Life	**74.6**	57.7	29.3%
Gross result [1]	**52.2**	55.9	-6.6%
Net result	**30.1**	35.0	-14.0%
Equity	**648.1**	554.2	16.9%
Loss Ratio, Non-Life [2]	**68.3%**	61.4%	
Expense Ratio, Non-Life [2]	**29.9%**	32.0%	
Combined Ratio, Non-Life [2]	**98.2%**	93.4%	

1) Before taxes and minority interest
2) Ratios as a % of net premiums earned

Event	Affected Areas	Amount
Hurricane "Katrina"	Southern U.S.A.	25.1
Hurricane "Emily"	Yucatan (Mexico)	6.9
Storms	Austria, Germany, Switzerland	5.2
Hurricane "Rita"	Florida (U.S.A.)	5.0
Hurricane "Dennis"	Southern U.S.A.	0.9

Million euros

MAPFRE ASISTENCIA

- The increase in the net profit reflects:
  - premiums growth, particularly in the Pecuniary Losses business line (€60 million, against €43 million in the same period of the previous year). It is also worth noting business growth in America and in Europe. The revenues from subsidiary ABRAXAS, which was acquired in July, have been consolidated for the first time for an amount of €4 million.
  - the increase in the expense ratio, which is due to: the growth of the Pecuniary Losses business line, which is characterised by higher acquisition costs than the other lines, that are compensated by comparatively lower loss levels; the expansion of the distribution network and of the services related with the new business lines in Europe; and the consolidation of ABRAXAS;
  - a €1.9 million gain from the transfer of MAPFRE ASISTENCIA ORO.

	3Q 05	3Q 04	% 05/04
Total Income	**261.0**	193.3	35.0%
- Premiums written and accepted	**189.7**	131.9	43.8%
- Other income	**71.3**	61.4	16.1%
Gross result (1)	**9.5**	6.0	58.3%
Net result	**6.2**	4.0	55.0%
Equity	**89.9**	67.3	33.6%
Loss Ratio, Non-Life (2)	**75.1%**	75.2%	
Expense Ratio, Non-Life (2)	**22.5%**	17.6%	
Combined Ratio, Non-Life (2)	**97.6%**	92.8%	

1) Before taxes and minority interest
2) *Ratios as a % of net premiums earned*

Million euros

Section I Key facts

Section II Analysis of results

Appendix

Calendar and contacts

CORPORACIÓN MAPFRE:
Consolidated quarterly results

Net Result by Quarter (1)


55.4
67.2
52.4
81.8
50.8
39.5
FIRST
SECOND
THIRD
2004 2005

Quarterly EPS (euros)


0.23
0.28
0.22
0.34
0.21
0.17
FIRST
SECOND
THIRD
2004 2005

1) *Million euros*

CORPORACIÓN MAPFRE:
Profit breakdown by units and companies – September 2004

CORPORACIÓN MAPFRE

	Net Result	Minority Interests	Consolidation adjustments	Contribution to consolidated result
LIFE	72.2	-35.4		36.8
GENERAL INSURANCE	52.8	-25.9	-0.7	26.2
COMMERCIAL INSURANCE	49.6	-19.1	-10.6	19.9
HEALTH	3.1	-1.5		1.6
Holding (non-consolidated) and adjustments				-1.2
MAPFRE-CAJA MADRID HOLDING				83.3
AMÉRICA	38.0	-5.7		32.3
RE	35.0	-4.2		30.8
ASISTENCIA	4.0			4.0
INMUEBLES	6.3			6.3
Other companies	5.9			5.8
Holding (non-consolidated) and adjustments				-3.9
CORPORACIÓN MAPFRE				**158.6**

Million euros

CORPORACIÓN MAPFRE:
Reconciliation of the consolidated profit under PGC/PCEA and IFRS – Sep. 2004

ITEM	Gross amount	Tax	Minority Shrhldrs.	Attributable result
Result at 30/09/04 under PGC/PCEA	**298.6**	**-88.5**	**-75.0**	**135.1**
Reversal of goodwill amortisation	24.2	-1.1	-9.6	13.6
Reversal of the appropriation to the equalisation reserve	24.5	-8.4	-5.2	10.9
Differences in the valuation of technical reserves	-59.8	20.9	19.1	-19.8
Differences in the valuation of investments	65.5	-22.9	-20.9	21.7
Derivatives (fair value, hedges)	-5.4	1.9	0.0	-3.5
Amortisation of start-up expenses	2.6	-0.7	-0.8	1.1
Deferred taxes (timing diffs. and differences > 10 yrs.)	-0.3	-1.1	0.5	-0.9
Deferred income	0.6	-0.1	-0.1	0.4
Other items	10.4	-10.8	0.5	0.1
Result at 30/09/04 under IFRS	**360.9**	**-110.9**	**-91.4**	**158.6**

Million euros

CORPORACIÓN MAPFRE:
Expense and loss ratios by unit and company

CORPORACIÓN MAPFRE

COMPANY	EXPENSE RATIO[1] 3Q 05	EXPENSE RATIO[1] 3Q 04	LOSS RATIO[2] 3Q 05	LOSS RATIO[2] 3Q 04	COMBINED RATIO[3] 3Q 05	COMBINED RATIO[3] 3Q 04
GENERAL INSURANCE OP. UNIT	**27.9%**	28.7%	**64.3%**	63.0%	**92.2%**	91.7%
MAP. EMPRESAS + MAP. INDUSTRIAL	**16.5%**	13.3%	**75.7%**	73.2%	**92.2%**	86.5%
MAPFRE CAUCIÓN Y CRÉDITO [4]	**-8.9%**	-7.0%	**90.3%**	83.0%	**81.4%**	76.0%
MAPFRE CAJA SALUD	**15.7%**	15.9%	**81.2%**	82.5%	**96.9%**	98.4%
MAPFRE-CAJA MADRID HOLDING	**22.1%**	22.3%	**70.3%**	69.1%	**92.4%**	91.4%
MAPFRE RE	**29.9%**	32.0%	**68.3%**	61.4%	**98.2%**	93.4%
MAPFRE ASISTENCIA	**22.5%**	17.6%	**75.1%**	75.2%	**97.6%**	92.8%
MAPFRE AMERICA	**34.9%**	32.4%	**67.5%**	67.5%	**102.4%**	99.9%
CORPORACION MAPFRE (Consolidated)	**27.6%**	27.0%	**69.3%**	67.4%	**96.9%**	94.4%
MAPFRE VIDA[5]	**0.9%**	1.0%				

1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures correspond to the Non-Life technical account.
2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures correspond to the Non-Life technical account.
3) Combined ratio = Expense ratio + Loss ratio. Figures correspond to the Non-Life technical account.
4) Given the importance of services activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities is added to the numerator of the expense ratio of this subsidiary.
5) (Acquisition expenses + variation in deferred acquisition expenses + administration expenses) / (average technical reserves + average mutual funds + average pension funds). Annualised ratio

CORPORACIÓN MAPFRE:
Balance sheet

	3Q 05	3Q 04	% Var.
ASSETS			
Goodwill	613.1	510.9	20.0%
Fixed assets	472.9	395.8	19.5%
Investments	20,811.1	17,971.3	15.8%
Participation by reinsurance in technical reserves	1,341.7	1,118.4	20.0%
Other assets	4,228.1	3,585.1	17.9%
TOTAL ASSETS	**27,466.9**	**23,581.5**	**16.5%**
LIABILITIES			
Shareholders' Equity	2,124.4	1,863.7	14.0%
Minority interests	955.5	813.6	17.4%
Debt	403.1	361.9	11.4%
Technical reserves	20,048.3	17,455.8	14.9%
- Life insurance reserves	14,689.0	13,014.1	12.9%
- Other technical reserves	5,359.3	4,441.7	20.7%
Reserves for risks and expenses	181.0	113.1	60.0%
Other liabilities	3,754.7	2,973.4	26.3%
TOTAL LIABILITIES	**27,466.9**	**23,581.5**	**16.5%**

Million euros

CORPORACIÓN MAPFRE:
Breakdown of reserves and premiums

CORPORACIÓNMAPFRE

	Life insurance reserves			Other technical reserves			Technical Reserves			Written and accepted premiums		
	3Q 05	3Q 04	% Var.	**3Q 05**	3Q 04	% Var.	**3Q 05**	3Q 04	% Var.	**3Q 05**	3Q 04	% Var.
LIFE	**14,036.7**	12,406.0	13.1%	**212.0**	199.3	6.4%	**14,248.7**	12,605.4	13.0%	**1,296.9**	1,414.3	-8.3%
GENERAL INSURANCE	**46.0**	44.7	2.9%	**1,141.9**	961.9	18.7%	**1,187.9**	1,006.5	18.0%	**886.3**	802.2	10.5%
COMMERCIAL INSURANCE	**467.5**	480.7	-2.7%	**1,851.9**	1,431.1	29.4%	**2,319.4**	1,911.8	21.3%	**896.2**	848.1	5.7%
HEALTH	---	---	---	**159.8**	133.9	19.3%	**159.8**	133.9	19.3%	**355.5**	322.2	10.3%
AMÉRICA	**69.4**	47.2	47.0%	**1,098.4**	941.1	16.7%	**1,167.8**	988.3	18.2%	**1,168.2**	977.6	19.5%
RE	**107.7**	88.1	22.2%	**1,340.0**	1,028.6	30.3%	**1,447.8**	1,116.7	29.6%	**1,015.6**	879.1	15.5%
ASISTENCIA	---	---	---	**123.6**	72.2	71.2%	**123.6**	72.2	71.2%	**189.7**	131.9	43.8%
MAPFRE ASIAN	---	---	---	**8.8**	9.0	-2.2%	**8.8**	9.0	-2.2%	**9.9**	8.3	19.3%
Adjustments MAPFRE RE	---	---	---	**-546.7**	-329.3	66.0%	**-615.5**	-388.1	58.6%	**-406.7**	-349.1	16.5%
Other adjustments	**-38.4**	-52.7	---	**-30.4**	-6.1	---	---	---	---	**-3.5**	-2.7	---
CORPORACIÓN MAPFRE	**14,689.0**	13,014.1	12.9%	**5,359.3**	4,441.7	20.7%	**20,048.3**	17,455.8	14.9%	**5,408.1**	5,031.9	7.5%

Million euros

CORPORACIÓN MAPFRE:
Breakdown of equity by units and subsidiaries

	Equity					
	30/09/05		30/09/04			
	Share of		Share of		% Var.	
	Corp. Mapfre	Minority shrhldrs.	Corp. Mapfre	Minority shrhldrs.	Corp. Mapfre	Minority shrhldrs.
LIFE	272.4	261.8	242.7	233.2	12.2%	12.3%
GENERAL INSURANCE	156.0	149.9	138.8	133.4	12.4%	12.4%
COMMERCIAL INSURANCE	129.2	124.2	152.9	146.9	-15.5%	-15.5%
HEALTH	53.4	51.2	48.3	46.5	10.6%	10.1%
Consolidation adjustments/minority interest	156.4	150.3	94.1	90.3	66.2%	66.4%
MAPFRE-CAJA MADRID	767.4	737.4	676.8	650.3	13.4%	13.4%
AMÉRICA	649.3	93.1	466.1	82.8	39.3%	12.4%
RE	569.7	78.4	487.1	67.1	17.0%	16.8%
ASISTENCIA	89.9	—	67.3	—	33.6%	—
OTHER COMPANIES	86.8	22.1	73.3	9.0	18.4%	145.6%
Consolidation adjustments/minority interest	-38.7	24.5	93.1	4.4	-141.6%	456.1%
CORPORACIÓN MAPFRE	**2,124.4**	**955.5**	**1,863.7**	**813.6**	**14.0%**	**17.4%**

Million euros

SISTEMA MAPFRE:
Consolidated income statement

	3Q 05	3Q 04	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	5,944.0	5,274.1	12.7%
Premiums earned, net of ceded and retroceded reinsurance	4,708.9	4,079.0	15.4%
Net claims incurred and variation in other technical provisions	-3,482.1	-2,820.2	23.5%
Operating expenses, net of reinsurance	-900.8	-804.8	11.9%
Other technical income and expenses	-50.3	-66.5	-24.4%
TECHNICAL RESULT	275.7	387.5	-28.9%
Net financial and other non-technical income	314.3	175.4	79.2%
Result of the Non-life business	**590.0**	**562.9**	**4.8%**
LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,588.4	1,648.6	-3.7%
Premiums earned, net of ceded and retroceded reinsurance	1,486.2	1,556.2	-4.5%
Net claims incurred and variation in other technical provisions	-1,868.0	-1,862.1	0.3%
Operating expenses, net of reinsurance	-188.7	-160.9	17.3%
Other technical income and expenses	-7.8	-7.0	11.4%
TECHNICAL RESULT	-578.3	-473.8	22.1%
Net financial and other non-technical income	646.2	538.9	19.9%
Unrealised gains and losses in unit-linked investments	22.4	9.1	146.2%
Result of the Life business	**90.3**	**74.2**	**21.7%**
OTHER BUSINESS ACTIVITIES			
Operating income	266.3	175.6	51.7%
Operating expenses	-233.0	-166.1	40.3%
Net financial income	-1.1	9.7	-111.3%
Results from minority shareholdings	6.0	4.8	25.0%
Result of the Other Business Activities	**38.2**	**24.0**	**59.2%**
Result before tax and minority shareholders	**718.5**	**661.1**	**8.7%**
Taxes	-197.4	-179.0	10.3%
Result after tax	**521.1**	**482.1**	**8.1%**
Non-life loss ratio [1]	73.9%	69.1%	
Non-life expense ratio [1]	20.2%	21.4%	
Non-life combined ratio [1]	94.1%	90.5%	
Life expense ratio [2]	1.6%	1.6%	

1) Ratios calculated over net premiums earned.
2) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / average Life and unit-linked reserves + average mutual funds + average pension funds. Annualised ratios

Million euros

CORPORACIÓN MAPFRE:
Organisation chart


MAPFRE MUTUALIDAD
56%
CORPORACIÓN MAPFRE
51%
MAPFRE CAJA MADRID HOLDING
MAPFRE SEGUROS GENERALES
100%
100%
MAPFRE VIDA
100%
MUSINI VIDA
GESMADRID CAJA MADRID BOLSA CAJA MADRID PENSIONES
30%
COMMERCIAL INSURANCE UNIT
MAPFRE INDUSTRIAL
100%
MAPFRE EMPRESAS
100%
100%
MAPFRE CAUCIÓN Y CRÉDITO
MAPFRE CAJA SALUD
100%
NON-LIFE
LIFE AND SAVINGS
100 %
MAPFRE INMUEBLES
87 %
MAPFRE AMÉRICA
Direct Insurance subsidiaries in 11 countries
88%
MAPFRE RE
Subsidiaries, branches and representative offices in 14 countries
MAPFRE REINS. CORP. (USA)
100%
MAPFRE ASISTENCIA
Subsidiaries, branches, agencies and representative offices in 36 countries. Services for the elderly through MAPFRE ASISTENCIA ORO and QUAVITAE
DOMESTIC BUSINESS
INTERNATIONAL BUSINESS

Appendix

Section I Key facts

Section II Analysis of results

Appendix

Calendar and contacts

Provisional calendar for the year 2005

09/02/05	Release of year 2004 results
09/02/05	Analysts' presentation, year 2004 results - Madrid
10/02/05	Analysts' presentation, year 2004 results - London
26/02/05	Annual General Meeting
27/04/05	Release of first quarter 2005 interim results
27/04/05	Analysts' presentation, first quarter 2005 interim results - Madrid
28/04/05	Analysts' presentation, first quarter 2005 interim results - London
21/07/05	Release of first half 2005 results
27/10/05	Analysts' presentation, third quarter 2005 interim results – Madrid
28/10/05	Analysts' presentation, third quarter 2005 interim results – London

Dates may be subject to changes

Investor Relations Department

Luigi Lubelli
Finance Director
+34-91-581-6071

Beatriz Izard Pereda
+34-91-581-2061

Antonio Triguero Sánchez
+34-91-581-5211

Marisa Godino Alvarez
Assistant
+34-91-581-2985

CORPORACIÓN MAPFRE, S.A.
Investor Relations Department
Carretera de Pozuelo, nº 52
28220 Majadahonda
relacionesconinversores.cormap@mapfre.com

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.

MAPFRE | AMÉRICA

MAPFRE in Latin America: progress and growth opportunities

CORPORACIÓNMAPFRE



London, 28 October 2005

MAPFRE in Latin America

Rationale and Goals

The insurance market in Latin America

MAPFRE | AMÉRICA: Development of key figures

Strategy and outlook

Rationale and Goals

RATIONALE

- Cultural affinity with Latin America
- Markets with a high growth potential due to:
  - A growing political and economical stability
  - Low insurance penetration
  - The modernisation of the financial markets and of insurance legislation
  - The privatisation of the social insurance systems
- Greater geographical diversification
- To go along with Spanish companies in their expansion in Latin America
- Existing group presence in Latin America (MAPFRE RE, MAPFRE ASISTENCIA)

GOALS

- Growth
- Increasing contribution to consolidated results
- To promote the development of professional insurance markets

MAPFRE in Latin America

Rationale and Goals

The insurance market in Latin America

MAPFRE | AMÉRICA: Development of key figures

Strategy and outlook

The Insurance Market in Latin America

LATIN AMERICA WITHIN THE GLOBAL INSURANCE MARKET

SIZE


Latin America
1.7%
Asia
22.7%
EU (25)
34.4%
Rest of Europe
2.6%
Oceania
1.7%
Africa
1.2%
North America
35.8%

Overall premium volume in Latin America reached USD 55 billion in 2004

CONCENTRATION


Colombia
5%
Other
1%
Venezuela
5%
Chile
8%
Brazil
36%
Argentina
8%
Puerto Rico
13%
Mexico
24%

7 countries concentrate the business with Brazil and Mexico accounting for 60% of premiums

(1) Source: own calculations using SIGMA and Fundación MAPFRE Estudios data. Figures as at December 2004

The Insurance Market in Latin America

LATIN AMERICA WITHIN THE GLOBAL INSURANCE MARKET

Latin America represents 8.6% of the world's population and its GDP 4.9% of global value creation...

...however, these ratios are much lower in the insurance industry: Latin America's share of world-wide premium income is 1.0% in Life insurance and 2.1% in Non-Life

	Population	GDP	Life Premiums	Non-Life Premiums
North America	5.1%	31.3%	28.4%	46.1%
Latin America	8.6%	4.9%	1.0%	2.1%
EU (25)	7.5%	31.2%	35.6%	32.7%
Spain	0.7%	2.4%	1.3%	2.3%

As a % of population, GDP, Life and Non-Life world-wide premiums, respectively

Latin America as a whole has a premium volume smaller than Spain, despite a population 13x bigger and a GDP twice as large



100%
80%
60%
40%
20%
0%
Population
GDP
Life Premiums
Non-Life Premiums
Latin America
Spain

Growth Potential

Source: own calculations using SIGMA data. Aggregate figures for Latin America do not include Puerto Rico

The Insurance Market in Latin America

LATIN AMERICA WITHIN THE GLOBAL INSURANCE MARKET

On average, Latin America spends 1% of its GDP on Life insurance and 1.5% on Non-Life insurance, vs. a world average of 4.6% for Life and 3.4% for Non-Life

⇨ **Growth Potential**

PENETRATION

Premiums as a % of GDP (1)


Latin America
1.0
Spain
2.4
EU (25)
5.0
North America
4.1
Non-Life
Life

DENSITY

Premiums per capita (USD) (2)


Latin America
54
37
Spain
572
EU (25)
1,408
North America
1,617
Non-Life
Life

(1) Figures for Latin America do not include Puerto Rico, whose penetration is equal to 1.0% and 7.0% of GDP in Non-Life and Life insurance, respectively

(2) Figures for Latin America do not include Puerto Rico, whose premiums per capita are equal to USD 1,409 and USD 202 in Non-Life and Life insurance, respectively

Source: Own calculations using SIGMA and y Fundación MAPFRE Estudios data

The Insurance Market in Latin America

A COMPARISON OF THE LATIN AMERICAN MARKETS


1.600
1.300
275
250
225
200
175
150
125
100
75
50
25
Premiums per capita (USD)
Puerto Rico
Spain
Premiums per capita:
USD 1,355
GDP per capita:
USD 24,044
Average GDP
per capita (1)
USD 4,021
Chile
Mexico
Brazil
Argentina
Venezuela
Uruguay
Average
Premiums per capita (1)
USD 99
Colombia
El Salvador
Dominican
Republic
Peru
1,000
2,000
3,000
4,000
5,000
6,000
7,000
20.000
24.000
GDP per capita (USD)

(1) Puerto Rico and Spain are not included in the average GDP and Premiums per capita figures
Source: Own calculations using SIGMA and Fundación MAPFRE Estudios data

The Insurance Market in Latin America

A COMPARISON OF THE LATIN AMERICAN MARKETS

SIZE

Premiums volume in million USD


Colombia
Venezuela
Chile
Argentina
Puerto Rico
Mexico
Brazil
645
79
2,617
1,345
788
5,213
8,199
7,019
Life
Non-Life

In spite of being the largest markets...

PENETRATION

Premiums as a % of GDP


Colombia
Venezuela
Chile
Argentina
Puerto Rico
Mexico
Brazil
0.7
2.6
0.9
1.0
0.8
1.4
Life
Non-Life

...Mexico and Brazil have low penetration rates

Source: Own calculations using SIGMA data

CORPORACIÓN**MAPFRE**

The Insurance Market in Latin America

A COMPARISON OF THE LATIN AMERICAN MARKETS

High degree of concentration in most markets



Total market
%
90
80
70
60
50
40
30
20
10
0
Brazil
Puerto Rico
Mexico
Venezuela
Colombia
Chile
Argentina
Spain
Largest company
5 largest companies
10 largest companies

Source: Fundación MAPFRE Estudios, ICEA

MAPFRE in Latin America

Rationale and Goals

The insurance market in Latin America

MAPFRE | AMÉRICA: Development of key figures

Strategy and outlook

MAPFRE AMÉRICA – Development of key figures

GEOGRAPHICAL PRESENCE

1984	Acquisition of a minority shareholding in MAPFRE SEGUROS GENERALES DE COLOMBIA
1986	Acquisition of MAPFRE ACONCAGUA (Argentina) and incorporation of MAPFRE PARAGUAY and Euroamérica (Chile)
1989	Acquisition of SEGUROS TEPEYAC (Mexico) and GRUPO PRAICO (Puerto Rico)
1992	Acquisition of VERA CRUZ SEGURADORA (Brazil)
1994	Acquisition of MAPFRE URUGUAY
1997	Acquisition of SEGUROS LA SEGURIDAD (Venezuela) and EL SOL NACIONAL (Peru)
1999	Acquisition of LA CENTRO AMERICANA (El Salvador)
2003	Acquisition of CANADA LIFE INSURANCE COMPANY (Puerto Rico)
2005	Incorporation of MAPFRE DOMINICANA (Dominican Republic)
	Acquisition of a shareholding in NOSSA CAIXA SEGUROS E PREVIDENCIA (Brazil)


MEXICO
DOMINICAN REPUBLIC
PUERTO RICO
EL SALVADOR
COLOMBIA
VENEZUELA
PERU
BRAZIL
PARAGUAY
CHILE
URUGUAY
ARGENTINA

MAPFRE AMÉRICA – Development of key figures

BREAKDOWN BY COUNTRY OF MAPFRE AMÉRICA'S KEY CONSOLIDATED FIGURES

PREMIUMS


El Salvador 2%
Peru 2%
Uruguay 1%
Paraguay 1%
Colombia 3%
Chile 7%
Brazil 21%
Argentina 12%
Mexico 19%
Venezuela 15%
Puerto Rico 17%

5 countries account for 84% of premiums...

RESULTS


El Salvador 2.2%
Paraguay 0.6%
Peru 0.5%
Uruguay 1.5%
Colombia 3.0%
Chile 5.1%
Puerto Rico 29.3%
Argentina 6.8%
Mexico 10.8%
Brazil 11.7%
Venezuela 28.5%

...and 87% of results

Figures as of December 2004

MAPFRE AMÉRICA – Development of key figures

2004 NON-LIFE MARKET SHARES BY COUNTRY


12.7%
11.8%
11.1%
10.9%
9.5%
7.6%
5.9%
4.8%
4.6%
3.9%
3.6%
MAPFRE PARAGUAY (1)
MAPFRE PRAICO (Puerto Rico)
MAPFRE CHILE SEGUROS
LA CENTRO AMERICANA (El Salvador)
MAPFRE LA SEGURIDAD (Venezuela)
MAPFRE ARGENTINA (2)
MAPFRE PERU
MAPFRE URUGUAY
MAPFRE VERA CRUZ (Brazil)
MAPFRE TEPEYAC (Mexico)
MAPFRE COLOMBIA

1) Total Market Share (*Life and Non-Life*)
2) Figures for MAPFRE ARGENTINA are as of June 2004, being this the end of fiscal year in that country.
Source: Fundación MAPFRE Estudios

CORPORACIÓN MAPFRE

MAPFRE AMÉRICA – Development of key figures

RANKING OF INSURANCE GROUPS OPERATING IN LATIN AMERICA BY PREMIUMS VOLUME - 2004

Total Life and Non-Life

	Premiums (mn €)	Market Share	Ranking 2003
1 BRADESCO	2,418	6.4%	2
2 ING [1]	2,097	5.5%	1
3 METLIFE	1,685	4.5%	3
4 Grupo Nacional Provincial	1,644	4.3%	4
5 AIG	1,617	4.3%	5
6 MAPFRE	1,458	3.9%	6
7 ITAÚ	1,303	3.4%	8
8 TRIPLE-S	1,104	2.9%	7
9 ZURICH	786	2.1%	10
10 SUL AMERICA	778	2.1%	11

Non-Life

	Premiums (€ mn)	Market Share	Ranking 2003
1 ING [1]	1,591	7.3%	1
2 MAPFRE	1,227	5.7%	2
3 Grupo Nacional Provincial	1,201	5.5%	4
4 AIG	1,114	5.1%	3
5 BRADESCO	830	3.8%	5
6 LIBERTY Mutual	706	3.3%	9
7 SUL AMERICA	705	3.2%	8
8 ZURICH	600	2.8%	7
9 Porto Seguros	600	2.8%	11
10 ALLIANZ	596	2.7%	6

1) Latin American figures published in ING's 2004 annual report, do not include premiums for €778 million corresponding to its 49% shareholding in Sul América
Source: Fundación MAPFRE Estudios; the figures correspond to the countries in which MAPFRE AMÉRICA operates.

CORPORACIÓNMAPFRE

MAPFRE AMÉRICA – Development of key figures

RANKING OF INSURANCE GROUPS OPERATING IN LATIN AMERICA BY PREMIUMS VOLUME - 2004

Multinational insurance groups

	Country	Premiums (mn €)	Market share
1 ING [1]	Netherlands	2,097	5.5%
2 METLIFE	USA	1,685	4.5%
3 AIG	USA	1,617	4.3%
4 MAPFRE	Spain	1,458	3.9%
5 ZURICH	Switzerland	786	2.1%
6 ALLIANZ	Germany	758	2.0%
7 LIBERTY MUTUAL	USA	740	2.0%
8 GENERALI	Italy	604	1.6%
9 HSBC	UK	541	1.4%
10 AMRO AMRO	Netherlands	504	1.3%

Local insurance groups

	Pais	Premiums (mn €)	Market share
1 BRADESCO	Brazil	2,418	6.4%
2 GRUPO NACIONAL PROVINCIAL	Mexico	1,644	4.3%
3 ITAÚ	Brazil	1,303	3.4%
4 TRIPLE-S	Puerto Rico	1,104	2.9%
5 SUL AMERICA	Brazil	778	2.1%
6 PORTO SEGUROS	Brazil	639	1.7%
7 INBURSA	Mexico	634	1.7%
8 BANAMEX AEGON	Mexico	569	1.5%
9 HUMANA	Mexico	393	1.0%
10 ALIANCA DO BRASIL	Brazil	316	0.8%

1) *Latin American* figures published in ING's 2004 annual report, do not include premiums for €778 million corresponding to its 49% shareholding in Sul América
Source: Fundación MAPFRE Estudios; the figures correspond to the countries in which MAPFRE AMÉRICA operates.

MAPFRE AMÉRICA – Development of key figures

BUSINESS DEVELOPMENT

What we have done ...	... and where we are now
▪ Significant investments in IT and management information systems	▪ Quality management teams
▪ Continuous pruning of loss making portfolios	▪ Information and control (analysis by cover, product and profitability)
▪ Improvement in claims handling	▪ Strict technical underwriting
▪ Control and reduction of expenses	▪ Greater transfer of technology and operating processes among countries
▪ Creation of a tied distribution network of offices and agents	▪ Growing and more stable results
▪ Improvement in the quality of customer service	▪ The tied distribution network has tripled over the last five years. In 2008 it will have multiplied by 5
▪ Staff training	

<u>We have laid the grounds for an acceleration of growth</u>

MAPFRE AMÉRICA – Development of key figures

MAPFRE AMÉRICA in FIGURES

Premiums and Policyholders

€1.3 billion in premiums

10,548,294 policyholders

2,879,718 policies

25,284 agents

Figures as at December 2004

Combined Ratio (1)


108.1%
106.1%
105.8%
112.5%
102.2%
99.2%
1999
2000
2001
2002
2003
2004

Administration expenses (as a % of premiums)


18.0
17.0
16.9
16.5
15.3
15.1
1999
2000
2001
2002
2003
2004

Net Result (mn €)


-7.2
2.5
18.1
26.5
37.8
48.5
1999
2000
2001
2002
2003
2004

ROE:	---	0.5%	3.5%	4.8%	7.3%	9.6%

1) MAPFRE AMÉRICA aims at having a combined ratio as low as possible. However, this ratio may rise as long as the overall result (which includes the financial result) develops satisfactorily

MAPFRE AMÉRICA – Development of key figures

MAPFRE AMÉRICA in FIGURES

Market share development (1)



3.9%
4.2%
4.5%
5.2%
5.4%
5.7%
1999
2000
2001
2002
2003
2004

A more diversified portfolio



Health 17%
Life 3%
Motor 47%
Other Non-Life 33%

1) The portfolio as at December 1999 broke down as follows: Motor, 59%; Other Non-Life, 24%; Health, 12%; and Life, 5%.

Contribution to consolidated results

- Nearly all subsidiaries are earning a profit
- Presently, MAPFRE AMÉRICA makes up approximately 20% of the consolidated result of CORPORACIÓN MAPFRE

Dividends

- In 2004, for the first time ever, Latin American subsidiaries distributed dividends amounting to €19.5 million

1) Non-Life market shares corresponding to the countries in which MAPFRE operates. Source: Fundación MAPFRE Estudios

MAPFRE AMÉRICA – Development of key figures

FOCUS ON THE DEVELOPMENT OF A TIED DISTRIBUTION NETWORK

Greater control	Proximity	Boost personal lines	Loyalty	Greater control over expenses	To grow steadily
A more dynamic sales policy, greater control on the marketing efforts	More points of sale, greater proximity, a better service	Increase the portfolio of retail customers	Raise the loyalty of customers and of the sales force	Expansion of the volume of business sold through the tied network and greater control over expenses	To increase premium volumes with more profitable products and a greater stability in results

Strengthen personal lines in order to achieve a more balanced portfolio

MAPFRE AMÉRICA – Development of key figures

CORPORACIÓNMAPFRE

FOCUS ON THE DEVELOPMENT OF A TIED DISTRIBUTION NETWORK

Distribution network in 2004 ...

	Direct (1)	Delegated (2)	Total
BRAZIL	94	116	210
MEXICO	51	128	179
ARGENTINA	51	99	150
VENEZUELA	88	39	127
COLOMBIA	42	30	72
PUERTO RICO	26	32	58
URUGUAY	6	31	37
CHILE	20	14	34
PERU	17	5	22
PARAGUAY	9	11	20
EL SALVADOR	4	9	13
TOTAL	408	514	922

....and targets



373
436
542
705
922
1,300
1,657
2,000
2000
2001
2002
2003
2004
2005 Target
2006 Target
2008 Target

New branches are being opened as planned

(1) Direct Branches: they are responsible for achieving the sales targets in their catchment areas and act as sales and customer service points

(2) Delegated Branches: they are managed by Delegated Agents and act as sales and customer service points. The remuneration of their staff, who operate on the basis of a representation contract with MAPFRE, comes solely from commissions for the sale of products and the conservation of the portfolio. They are supervised and supported by the Direct Branches

MAPFRE AMÉRICA – Development of key figures

DIVERSITY OF DISTRIBUTION CHANNELS

Other channels

- Direct sales, the Internet, Telemarketing

Distribution centres

- Includes department stores, supermarkets, etc.
- Year 2004 ended with a distribution agreement with the biggest department store in Brazil – Casas Bahía

Bank channel

- More solid and lasting bank agreements

New premium production as at December 2004



Other channels 15%
MAPFRE Network 14%
Distribution centres 8%
Banks 13%
Brokers and indep. agents 50%

The Mapfre network

- Continuing with the project of opening new branches

Brokers

- Seeking and consolidating the relationship with brokers

A more balanced distribution

MAPFRE AMÉRICA – Development of key figures

BRAZIL

Market highlights

- Brazil is the largest insurance market in Latin America, with a premiums volume of USD 18 billion. The Brazilian market grew 10.8% in 2004 (16% in Life and 6.9% in Non-Life)
- High acquisition expenses due to the compulsory sale of insurance through intermediaries and to market practice
- Monopoly of reinsurance (IRB)
- Growing weight of Life Insurance, particularly in savings/retirement lines

Market breakdown


Health
17%
Motor
33%
Life
37%
Other
22%
Multiperil
9%
Fire
3%
Civil liability
2%
Transport
2%
Casualty
4%
Credit and
surety
1%

Source: own calculations using SIGMA and Fundación MAPFRE Estudios data

MAPFRE Vera Cruz

	sep-05	% Var. 05/04
Premiums (mn €)	288.3	53%
Result (1) (mn €)	9.7	67%
Branches	284	41%
Employees	1,412	6%
Policyholders	5,074,820	---
Agents	7,881	---

(1) Before taxes and minority interests

Portfolio of MAPFRE Vera Cruz


Other Non-Life
(Industrial Risks,
Agricultural and
General Insurance)
21%
Multiperil
(Home,
condominiums
and retailers)
12%
Motor
67%

MAPFRE AMÉRICA – Development of key figures

BRAZIL – WE ARE GAINING MARKET SHARE

Predominance of insurance companies associated with local financial conglomerates with extensive distribution networks and cross selling opportunities:
55% of premiums volume distributed through financial-insurance groups

Non-Life market shares - 2004 (1)

		%
1	BRADESCO SEGUROS	14.2
2	SUL AMÉRICA (1)	12.1
3	PORTO SEGURO	10.1
4	ITAÚ SEGUROS	9.4
5	UNIBANCO AIG SEGUROS	8.5
6	MAPFRE	4.6
7	REAL PREVIDÊNCIA E SEGUROS	4.2
8	SASSE CAIXA SEGUROS	4.0
9	AGF BRASIL SEGUROS	3.7
10	LIBERTY PAULISTA	2.8

In 2003, MAPFRE ranked 9th with a 3.6% share

Total market shares - 2004 (1)

		%
1	BRADESCO SEGUROS	23.4
2	ITAÚ SEGUROS	12.6
3	SUL AMÉRICA (1)	7.5
4	UNIBANCO AIG SEGUROS	7.0
5	PORTO SEGURO	6.1
6	SASSE CAIXA SEGUROS	4.5
7	REAL PREVIDÊNCIA E SEGUROS	4.4
8	MAPFRE	3.5
9	ALIANÇA DO BRASIL	3.1
10	HSBC	2.8

Mapfre ranks 1st among foreign companies not related to banks and 3rd among all companies not related to banks

(1) ING has a 49% stake in SUL AMÉRICA
Figures as at December 2004. Source: Fundación MAPFRE Estudios

MAPFRE AMÉRICA – Development of key figures

MAPFRE VERACRUZ (BRAZIL)

Specific measures

The adoption of a new tariff, based on a finer segmentation and on the claims experience, has translated into a dramatic improvement in the technical result of the Motor business



4.8%
4.7%
4.0%
4.2%
2.7%
2.6%
-2.2%
-1.0%
-1.0%
-1.2%
-6.2%
-5.2%
Sep-04
Dec-04
Mar-05
Jun-05
Technical Result
Financial Result
Gross Result

(1) Figures for the Motor business, as a % of written premiums

Targets

- Expense reduction to offset the impact of lower interest rates
- Achievement of a lower loss ratio (50% in theft); specific focus on the recovery of stolen vehicles and on fraud avoidance
- Significant expansion of the distribution network:

	Dec-04	Jun-05	Target 2005	Target 2008
Direct	94	100	110	153
Delegated	116	163	200	312
	210	**263**	**310**	**465**

- Multi-channel strategy, entering into commercial agreements with banks and other distribution channels (department stores, etc.)
  - Acquisition in May 2005 of a 51% shareholding in Nossa Caixa, through which Mapfre will have during a period of 20 years the exclusive right to distribute Life insurance through the network of Banco Nossa Caixa

MAPFRE AMÉRICA – Development of key figures

MEXICO

Market highlights

- Mexico is the second biggest market in Latin America, with a premium volume of USD 12.2 billion
- In 2004, the sector recovered the dynamism, which characterised it in previous years. The market grew 10.9% in 2004, mainly on the back of Life insurance

Market composition


Health 12%
Motor 26%
Life 43%
Other 20%
General Insurance 5%
Fire 4%
Earthquake and others 4%
Transport 3%
Civil Liability 3%

MAPFRE TEPEYAC

	sep-05	% Var. 04/03
Premiums (1) (mn €)	180.3	-7%
Result (2) (mn €)	15.3	115%
Branches	243	46%
Employees	1,133	-6%
Policyholders	944,881	---
Agents	4,297	---

(1) The decrease in premium volume is due to the cancellation of a Motor portfolio

(2) Before taxes and minority interest

Portfolio of MAPFRE TEPEYAC


Health 13%
Other Non-Life 17%
Life 9%
Motor 61%

Source: own calculations using SIGMA and Fundación MAPFRE Estudios data

MAPFRE AMÉRICA – Development of key figures

MEXICO – MAIN INSURANCE GROUPS

At the close of 2004, the 5 largest Mexican companies concentrated 62% of the market
In Life insurance, concentration is high: the top 5 companies make up 75% of the total premiums volume

Non-Life market shares - 2004

1	ING Comercial América	22.9%
2	G.N.P.	21.4%
3	Inbursa	7.0%
4	Qualitas	4.8%
5	ABA Seguros	4.1%
6	Zurich	3.9%
7	MAPFRE TEPEYAC	3.9%
8	Metlife México	3.2%
9	ATLAS	2.6%
10	Bancomer	2.6%

Total market shares - 2004

1	G.N.P.	17.4%
2	Comercial América	16.0%
3	Metlife México	15.8%
4	Inbursa	6.7%
5	Banamex	6.0%
6	Monterrey New York Life	4.7%
7	Quálitas	2.9%
8	BBVA Bancomer	2.7%
9	MAPFRE TEPEYAC	2.6%
10	Zurich	2.6%

Figures as at December 2004. Source: Fundación MAPFRE Estudios

MAPFRE AMÉRICA – Development of key figures

MAPFRE TEPEYAC (MÉXICO)

Specific measures

- Significant efforts have been devoted to claims management in Motor insurance:
  - Clearing of the claims backlog
  - Theft detection and fraud avoidance
  - Management of salvaged vehicles
  - Improved management of suppliers
- In General Insurance:
  - Implementation of an effective management information system
  - Improvement of reinsurance terms and conditions
  - Launching of new products

Targets

- Significant expansion of the tied distribution network:

	Dec-04	Jun-05	Target 2005	Target 2008
Direct	51	74	65	128
Delegated	128	155	204	372
	179	**229**	**269**	**500**

- Development of complementary distribution channels:
  - E.g. agreement with Caja Madrid to sell Life insurance through "Su Casita"
  - Entering into new agreements with department stores
- To improve the technical result to offset the impact of lower interest rates
- To increase the share of the Life insurance market
- To achieve greater portfolio diversification

MAPFRE in Latin America

Rationale and Goals

The insurance market in Latin America

MAPFRE | AMÉRICA: Development of key figures

Strategy and outlook

Strategy and Outlook

Distribution

- To continue with the expansion of the tied distribution network and the development of complementary distribution channels (agreements with banks, department stores, etc.)

Boost personal lines

- To boost personal lines to gain greater control over marketing, raise customer loyalty and achieve growing and more stable results

Grow...

- Focus on organic growth, on the back of the potential of these countries and of our scope for improvement
- Interest in acquisitions, particularly in countries with greater growth potential such as Mexico and Brazil

... profitably

- To significantly improve profitability, progressively approaching the levels achieved in Spain

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.

RECEIVED
2005 NOV - 1 P 12:48
INTERNATIONAL CORPORATE FINANCE

INSURANCE

INTERIM QUARTERLY RESULTS REPORT FOR THE FOLLOWING PERIOD:

QUARTER	THIRD	YEAR	2005

Official Name: CORPORACIÓN MAPFRE, S.A.	
Legal Address: P° de Recoletos, 25 28004 MADRID	**Tax ID** A/08055741

Persons assuming responsibility for the information contained herein, positions they hold with the company, and identification of the power and authority by virtue of which they represent the company:	**SIGNATURE:**
Mr. Domingo Sugranyes Bickel Vice-Chairman and Chief Executive Officer of CORPORACIÓN MAPFRE, S.A. Public deed n° 2845 signed before notary public Mr. José María Prada Guaita on 20 September 2001	

A) PRELIMINARY QUARTERLY RESULTS

Units: thousand euros		UNCONSOLIDATED		CONSOLIDATED UNDER LOCAL GAAP		CONSOLIDATED UNDER IFRS	
		Current Fiscal Year	Previous Fiscal Year	Current Fiscal Year	Previous Fiscal Year	Current Fiscal Year	Previous Fiscal Year
NET PREMIUMS & SURCHARGES (*)	0800	---	---	---	---	4,216,874	3,840,725
RESULT BEFORE TAX/RESULT BEFORE TAX FROM ONGOING ACTIVITIES	1040	140,143	64,449	---	---	434,283	360,902
RESULT OF THE PERIOD FROM ONGOING ACTIVITIES	4860					299,189	250,096
RESULT OF THE PERIOD	1044	120,031	66,407	---	---	299,189	250,096
Result attributable to External Shareholders/Result of the period attributable to minority interests	2050			---	---	110,710	91,472
RESULT OF THE PERIOD ATTRIBUTABLE TO THE CONTROLLING COMPANY/RESULT OF THE PERIOD ATTRIBUTABLE TO HOLDERS OF EQUITY INSTRUMENTS ISSUED BY THE CONTROLLING COMPANY	2060			---	---	188,479	158,624
PAID-UP CAPITAL	0500	119,450	119,450				
AVERAGE NUMBER OF EMPLOYEES	3000	34	38	---	---	14,285	14,868

(*) Net premiums earned

B) BUSINESS DEVELOPMENT

B.1.) EXECUTIVE SUMMARY

During the third quarter of 2005, the business activities of CORPORACIÓN MAPFRE and its subsidiaries have maintained their favourable development trend overall. Against a decrease in Life – Savings premiums, growth remained strong in Life – Risk premiums, in savings managed in mutual funds and, in particular, in Non-life premiums, both in Spain and in America. The good results across most subsidiaries allowed to offset the reduction in the reinsurance result caused by a series of large claims incurred in this quarter, among which hurricane "Katrina" stands out.

The net consolidated profit increased by 18.8% with respect to the same period of the previous year. Under the standards of the Spanish General Accounting Chart and of the Spanish Accounting Chart for Insurance Companies ("Plan General de Contabilidad" and "Plan Contable de Entidades Aseguradoras", hereinafter referred to as "PGC/PCEA"), which have been applied until 2004 to prepare the information released to the market, the net consolidated profit would have grown 29.9%.

The development of the key figures of CORPORACIÓN MAPFRE and of its main operating Units is shown in the following table:

	Revenues	% Var.	Net profit	% Var.	Combined ratio [1] 3Q 05	Combined ratio [1] 3Q 04
CORPORACIÓN MAPFRE	**6,810.8**	7.3%	**188.5**	18.8%	**96.9%**	94.4%
LIFE AND SAVINGS	**2,134.7**	-7.1%	**84.5**	17.0%	**0.9%**	1.0%
GENERAL INSURANCE	**996.9**	15.7%	**65.4**	23.9%	**92.2%**	91.7%
COMMERCIAL INSUR.	**1,006.1**	8.4%	**56.7**	14.3%	**91.5%**	86.5%
HEALTH	**363.7**	9.6%	**8.1**	161.3%	**96.9%**	98.4%
AMERICA	**1,295.7**	21.0%	**51.4**	35.3%	**102.4%**	99.9%
RE	**1,117.0**	19.1%	**30.1**	-14.0%	**98.2%**	93.4%
ASISTENCIA[1]	**268.5**	36.3%	**6.2**	55.0%	**97.6%**	92.8%

[1] The figures of the LIFE AND SAVINGS OPERATING UNIT correspond to the expense ratio.

Although it is still early to know the impact of hurricane "Wilma", its effect on the net result of CORPORACIÓN MAPFRE in the fourth quarter will be in the region of €18 million.

The financial statements contained herein have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements for the third quarter of the previous fiscal year have likewise been restated under IFRS to facilitate the comparison.

B.2.) CONSOLIDATED GROUP FIGURES

- **REVENUES**

In the third quarter of 2005, the total revenues of CORPORACION MAPFRE and its subsidiaries reached €6,810.8 million, a 7.3% increase over the same period of the previous year.

Written and accepted premiums reached a consolidated volume of €5,408.1 million, an 7.5% increase over the third quarter of the previous year. Net premiums earned were €4,216.9 million, a 9.8% increase.

The breakdown of revenues by business line and type is shown in the following table:

	Written and accepted premiums		Income from investments		Other income		Total Revenues	
	3Q 05	% Var.	3Q 05	% Var.	3Q 05	% Var.	3Q 05	% Var.
LIFE AND SAVINGS	1,296.9	-8.3%	761.1	-8.1%	76.7	37.0%	2,134.7	-7.1%
GENERAL INSURANCE	886.3	10.5%	78.3	129.6%	32.3	26.7%	996.9	15.7%
COMMERCIAL INSURANCE	896.2	5.7%	81.8	19.1%	28.1	155.5%	1,006.1	8.4%
HEALTH	355.5	10.3%	6.9	13.1%	1.3	-61.8%	363.7	9.6%
Holding (non consolidated)	---	---	199.6	127.1%	0.3	---	199.9	127.4%
Adjustments	-2.5	---	-246.5	132.5%	-7.9	---	-256.9	130.0%
MAPFRE-CAJA MADRID	3,432.4	1.5%	881.2	-4.1%	130.8	39.0%	4,444.4	1.1%
AMÉRICA	1,168.2	19.5%	105.8	23.6%	21.7	193.2%	1,295.7	21.0%
RE	1,015.6	15.5%	99.9	71.9%	1.5	---	1,117.0	19.1%
ASISTENCIA	189.7	43.8%	7.5	102.7%	71.3	16.1%	268.5	36.3%
OTHER	9.9	19.3%	1.0	42.9%	---	---	10.9	21.1%
Adjustments	-407.7	17.2%	---	---	---	---	-407.7	17.2%
International Business	1,975.7	19.8%	214.2	44.6%	94.5	36.8%	2,284.4	22.4%
INMUEBLES	---	---	0.4	-33.3%	25.3	-51.1%	25.7	-50.9%
QUAVITAE	---	---	---	---	58.5	17.5%	58.5	17.5%
Holding (non consolidated)	---	---	164.6	100.5%	2.9	163.6%	167.5	101.3%
Adjustments	---	---	-158.8	116.3%	-10.9	-62.4%	-169.7	65.7%
CORPORACIÓN MAPFRE	5,408.1	7.5%	1,101.6	2.3%	301.1	27.2%	6,810.8	7.3%

- **RESULTS**

The consolidated income statement is shown in the following table:

	3Q 05	3Q 04	% Var.
NON–LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	4,017.5	3,532.3	13.7%
Premiums earned, net of ceded and retroceded reinsurance	2,900.3	2,423.5	19.7%
Net claims incurred and variation in other technical provisions	-2,009.9	-1,634.6	23.0%
Operating expenses, net of reinsurance	-763.9	-619.2	23.4%
Other technical income and expenses	-37.3	-35.0	6.6%
TECHNICAL RESULT	89.2	134.7	-33.8%
Net financial income	205.2	126.9	61.7%
Other non-technical income and expenses	18.0	0.4	---
Result of the Non-life business	**312.4**	**262.0**	**19.2%**
LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,390.6	1,499.6	-7.3%
Premiums earned, net of ceded and retroceded reinsurance	1,316.6	1,417.2	-7.1%
Net claims incurred and variation in other technical provisions	-1,759.2	-1,765.7	-0.4%
Operating expenses, net of reinsurance	-115.2	-103.0	11.8%
Other technical income and expenses	-8.0	-6.7	19.4%
TECHNICAL RESULT	-565.8	-458.2	23.5%
Net financial income	639.3	532.8	20.0%
Unrealised gains and losses in Unit-Linked investments	22.4	9.1	146.2%
Other non-technical income and expenses	-8.0	-7.2	11.1%
Result of the Life business	**87.9**	**76.5**	**14.9%**
OTHER BUSINESS ACTIVITIES			
Operating income	192.8	173.2	11.3%
Operating expenses	-163.2	-146.8	11.2%
Net financial income	-4.5	-8.8	-48.9%
Results from minority shareholdings	6.0	4.8	25.0%
Other net income	2.9	---	---
Result of the Other Business Activities	**34.0**	**22.4**	**51.8%**
Result before tax and minority shareholders	**434.3**	**360.9**	**20.3%**
Taxes	-135.1	-110.9	21.8%
Result after tax	**299.2**	**250.0**	**19.7%**
Result attributable to minority shareholders	-110.7	-91.4	21.1%
Result after tax and minority shareholders	**188.5**	**158.6**	**18.8%**
Non-life loss ratio (1)	69.3%	67.4%	
Non-life expense ratio (1)	27.6%	27.0%	
Non-life combined ratio (1)	96.9%	94.4%	
Life expense ratio (2)	1.0%	1.2%	

(1) Ratios calculated over net premiums earned.

(2) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / (average Life and unit-linked reserves + average mutual funds + average pension funds). Annualised ratios

The breakdown of the net consolidated profit by business area is shown in the following table:

	Net Result	Minority Interests	Consolidation adjustments	Contribution to consolidated result
LIFE	84.5	-41.5		43.0
GENERAL INSURANCE	65.4	-31.4	-1.4	32.6
COMMERCIAL INSURANCE	56.7	-23.1	-9.6	24.0
HEALTH	8.1	-4.0		4.1
Holding (non-consolidated) and adjustments				-1.2
MAPFRE-CAJA MADRID HOLDING				102.6
AMÉRICA	51.4	-6.4		45.0
RE	30.1	-4.7	8.6	34.0
ASISTENCIA	6.2		-1.9	4.3
INMUEBLES	1.1			1.1
QUAVITAE	-3.1	1.7		-1.4
Other companies	6.8			6.8
Holding (non-consolidated) and adjustments				-3.8
CORPORACIÓN MAPFRE				**188.5**

A reconciliation of the main differences between the consolidated profit as of 30 September 2005 calculated according to PGC/PCEA and the same profit calculated under IFRS is provided in the following table:

ITEM	Gross amount	Tax	Minority Shrhldrs.	Attributable result
Result at 30/09/05 under PGC/PCEA	**386.2**	**-118.1**	**-92.6**	**175.5**
Reversal of goodwill amortisation	24.3	0.7	-10.2	14.8
Reversal of the appropriation to the equalisation reserve	3.7	-1.0	-4.5	-1.8
Differences in the valuation of technical reserves	-133.3	46.5	42.4	-44.4
Differences in the valuation of investments	142.3	-49.8	-45.0	47.5
Derivatives (fair value, hedges)	-1.8	0.6	---	-1.2
Amortisation of start-up expenses	2.5	-1.3	-0.6	0.6
Deferred taxes (timing diffs. and differences > 10 yrs.)	---	1.0	-0.3	0.7
Deferred income	1.2	-0.4	-0.4	0.4
Other items	9.2	-13.3	0.5	-3.6
Result at 30/09/05 under IFRS	**434.3**	**-135.1**	**-110.7**	**188.5**

- **BALANCE SHEET AND EQUITY**

The consolidated balance sheet is shown below:

	3Q 05	3Q 04	% Var.
ASSETS			
Goodwill	613.1	510.9	20.0%
Fixed assets	472.9	395.8	19.5%
Investments	20,811.1	17,971.3	15.8%
Participation by reinsurance in technical reserves	1,341.7	1,118.4	20.0%
Other assets	4,228.1	3,585.1	17.9%
TOTAL ASSETS	**27,466.9**	**23,581.5**	**16.5%**
LIABILITIES			
Shareholders' Equity	2,124.4	1,863.7	14.0%
Minority interests	955.5	813.6	17.4%
Debt	403.1	361.9	11.4%
Technical reserves	20,048.3	17,455.8	14.9%
- Life insurance reserves	14,689.0	13,014.1	12.9%
- Other technical reserves	5,359.3	4,441.7	20.7%
Reserves for risks and expenses	181.0	113.1	60.0%
Other liabilities	3,754.7	2,973.4	26.3%
TOTAL LIABILITIES	**27,466.9**	**23,581.5**	**16.5%**

The following changes in equity were recorded in the third quarter of the year:

STATEMENT OF CHANGES IN EQUITY	**Share capital**	**Reserves**	**Valuation adjusts.**	**Translation differences**	**Result**	**Minority interests**	**Total Equity**
Balance as at 30/06/05	**119.5**	**1,890.6**	**210.4**	**-283.0**	**149.0**	**926.1**	**3,012.6**
Additions and deductions accounted for directly in equity[1]			-13.1	11.5		-4.8	-6.4
Quarterly result					39.5	34.2	73.7
Reclassifications		41.2	-41.2				
Other positive/negative items							
Balance as at 30/09/05	**119.5**	**1,931.8**	**156.1**	**-271.5**	**188.5**	**955.5**	**3,079.9**

(1) Includes, net of tax, the results from: revaluation of tangible and intangible assets; changes in the fair value of investments available for sale; cash flow hedges; translation adjustments; other items.

B.3.) SUBSIDIARIES' PREMIUMS AND RESULTS

Companies operating in Spain

The premiums of MAPFRE-CAJA MADRID Holding de Entidades Aseguradoras S.A. reached €3,432.4 million, a 1.5% increase, and its net profit grew 28.4% to €209.7 million.

The breakdown of the premiums written and accepted by the main operating units through the agents channel and the Caja Madrid bank channel is shown in the following table:

	3Q 05	3Q 04	% Var.
AGENTS CHANNEL	**2,726.1**	**2,623.9**	**3.9%**
LIFE	**706.0**	749.8	-5.8%
GENERAL INSURANCE	**807.2**	743.6	8.6%
COMMERCIAL INSURANCE	**876.2**	823.5	6.4%
HEALTH	**336.7**	307.0	9.7%
CAJA MADRID BANK CHANNEL	**708.8**	**762.9**	**-7.1%**
LIFE	**590.9**	664.5	-11.1%
GENERAL INSURANCE	**79.1**	58.6	35.0%
COMMERCIAL INSURANCE	**20.0**	24.6	-18.7%
HEALTH	**18.8**	15.2	23.7%
Consolidation adjustments	-2.5	-3.9	---
TOTAL PREMIUMS SPAIN	**3,432.4**	**3,382.9**	**1.5%**

LIFE, SAVINGS AND INVESTMENTS OPERATING UNIT

	3Q 05	3Q 04	% 05/04
Technical Reserves	**14,248.7**	12,605.4	13.0%
Investment Funds	**3,088.6**	2,523.5	22.4%
Pension Funds [(1)]	**1,133.8**	925.2	22.5%
Third-party funds under management	**18,471.1**	16,054.1	15.1%
Premiums written and accepted	**1,296.9**	1,414.3	-8.3%
Gross Result [(2)]	**128.3**	108.3	18.5%
Net Result	**84.5**	72.2	17.0%
Equity	**534.2**	475.9	
Expense Ratio [(3)]	**0.9%**	1.0%	

(1) Pension funds figures do not include defined benefit funds entered into through a Life insurance contract amounting to €704.3 million in 3Q 2004

(2) Before taxes and minority interest

(3) *(acquisition expenses + variation in deferred acquisition expenses + administration expenses) / (average technical* reserves + average mutual funds + average pension funds). Annualised ratios

The following table shows the breakdown by type of product and by distribution channel of the premiums written and accepted by MAPFRE VIDA and MUSINI VIDA:

	3Q 05	3Q 04	% 05/04
Regular Premiums	**296.4**	318.9	-7.1%
- Agents channel	**265.4**	278.8	-4.8%
- Bank channel	**31.0**	40.1	-22.7%
Single Premiums	**693.1**	847.0	-18.2%
- Agents channel	**234.6**	301.3	-22.1%
- Bank channel	**445.9**	535.3	-16.7%
- MUSINI VIDA	**12.6**	10.4	21.2%
Life premiums - Savings	**989.5**	1,165.9	-15.1%
Externalisation	**148.6**	113.6	30.8%
- Agents channel	**59.0**	45.1	30.8%
- Bank channel	**42.8**	32.7	30.9%
- MUSINI VIDA	**46.8**	35.8	30.7%
Sub-total	**1,138.1**	1,279.5	-11.1%
Life Premiums - Risk	**158.8**	134.8	17.8%
- Agents channel	**82.5**	75.7	9.0%
- Bank channel	**71.2**	56.4	26.2%
- MUSINI VIDA	**5.1**	2.7	88.9%
TOTAL PREMIUMS	**1,296.9**	1,414.3	-8.3%
- Agents channel	641.5	700.9	-8.5%
- Bank channel	590.9	664.5	-11.1%
- MUSINI VIDA	64.5	48.9	31.9%

Figures in million euros

The development of premiums in the third quarter of the year was characterised by:

- sustained growth in Life – Risk products;
- a lower issuance of Life – Savings insurance due to the significant volume of renewals recorded in the bank channel in the first quarter of the previous year. This year, sales campaigns in this channel concentrate towards the end of the first and second half.

The following table shows a breakdown by type of product and by distribution channel of the savings managed by MAPFRE VIDA and its subsidiaries:

	3Q 05	3Q 04	% 05/04
Regular premiums insurance	**4,458.8**	3,894.6	14.5%
- Agents channel	**4,113.2**	3,596.1	14.4%
- Bank channel	**345.6**	298.5	15.8%
Single premiums insurance	**8,326.5**	7,239.7	15.0%
- Agents channel	**3,500.6**	3,050.6	14.8%
- Bank channel	**4,825.9**	4,189.1	15.2%
Life insurance - Risk	**144.1**	117.4	22.7%
- Agents channel	**33.0**	31.6	4.4%
- Bank channel	**111.1**	85.8	29.5%
MUSINI VIDA	**1,107.3**	1,154.4	-4.1%
Total mathematical reserves	**14,036.7**	12,406.0	13.1%
Other reserves	**212.0**	199.3	6.4%
TECHNICAL RESERVES	**14,248.7**	12,605.4	13.0%
MUTUAL FUNDS	**3,088.6**	2,523.5	22.4%
PENSION FUNDS[1]	**1,133.8**	925.2	22.5%
- Individual system	**1,017.9**	832.9	22.2%
- Employers' system	**115.9**	92.3	25.6%
SAVINGS MANAGED BY MAPFRE VIDA	**18,471.1**	16,054.1	15.1%
- Technical reserves	**467.5**	480.7	-2.7%
- Mutual funds	**---**	31.5	---
- Pension funds	**65.7**	73.1	-10.1%
SAVINGS MANAGED BY MAPFRE EMPRESAS	**533.2**	585.3	-8.9%
TOTAL MANAGED SAVINGS	**19,004.3**	16,639.4	14.2%

Figures in million euros

(1) Pension funds figures do not include defined benefit funds entered into through a Life insurance contract amounting to €704.3 million in 3Q 2004

The variation in funds under management exceeds the figure for the same period of the previous year, mainly due to:

- the winning of a comparatively larger amount of savings in mutual funds, especially guaranteed types;
- a smaller volume of maturities of single premium products in the bank channel;
- a new transaction with SEPI in the second quarter of the year;
- the increase in the market value of investments.

Since the beginning of this fiscal year, the cumulative variation in managed savings amounts to €1,669.3 million, against €974.7 million in the first nine months of the previous year. The following table provides a breakdown of this increase by product line together with the net contributions:

	January - September	
	2005	2004
Life insurance technical reserves	**1,164.5**	722.6
> Variation under PGC/PGEA	**493.0**	428.7
Mutual funds	**408.5**	181.2
> Net sales	**59.4**	43.7
Pension funds	**96.3**	70.9
> Net sales	**32.4**	53.9

MAPFRE VIDA and its subsidiaries made a gross consolidated profit of €128.3 million, an 18.5% increase. The net consolidated profit was €84.5 million, a 17.0% increase over the same period of the previous year (10.7% under PGC/PCEA)

GENERAL INSURANCE OPERATING UNIT

	3Q 05	3Q 04	%05/04
Premiums written and accepted	**886.3**	802.2	10.5%
- Burial	**204.5**	195.7	4.5%
- Other business lines	**681.8**	606.5	12.4%
Gross Result (1)	**96.9**	78.5	23.4%
Net result	**65.4**	52.8	23.9%
Equity	**305.9**	272.2	12.4%
Loss Ratio, Non-Life (2)	**64.3%**	63.0%	
Expense Ratio, Non-Life (2)	**27.9%**	28.7%	
Combined Ratio, Non-Life (2)	**92.2%**	91.7%	

(4) Before taxes and minority interest

(5) Ratios as a % of net premiums earned

Net profit growth reflects:

- larger business volumes;
- an increase in financial income;
- the impact of non-recurring restructuring expenses amounting to €3.7 million that were recorded in the third quarter of 2004.

The low 4.5% increase in Burial insurance is due to the fact that in this line of business annual policies' cancellations concentrate in the first quarter of the year. The 35% increase in premiums written through CAJA MADRID must be noted.

COMMERCIAL INSURANCE OPERATING UNIT

	3Q 05	3Q 04 [1]	% 05/04
Premiums written and accepted	**896.2**	848.1	5.7%
Gross result [2]	**81.5**	74.5	9.4%
Net result	**56.7**	49.6	14.3%
Equity	**253.4**	299.8	-15.5%
Loss Ratio, Non-Life [3]	**76.8%**	74.0%	
Expense Ratio, Non-Life [3] [4]	**14.7%**	12.5%	
Combined Ratio, Non-Life [3]	**91.5%**	86.5%	

(1) Figures for the third quarter of 2004 are shown on an aggregated basis to facilitate the comparison

(2) Before taxes and minority interest

(3) Ratios as a % of net premiums earned

(4) Given the importance of services activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio

Premiums growth reflects the winning of new business, which helped counter the impact of tariff competition.

Industrial Business [1]

	3Q 05	3Q 04 [2]	% 05/04
Premiums written and accepted	**802.9**	756.5	6.1%
- of which Life	**37.8**	43.8	-13.7%
Gross result [3]	**73.8**	66.9	10.3%
Net result	**52.2**	45.2	15.5%
Equity	**214.5**	275.5	-22.1%
Loss Ratio, Non-Life [4]	**75.7%**	73.2%	
Expense Ratio, Non-Life [4]	**16.5%**	13.3%	
Combined Ratio, Non-Life [4]	**92.2%**	86.5%	

(1) Includes MAPFRE EMPRESAS and MAPFRE INDUSTRIAL

(2) Figures for the third quarter of 2004 are shown on an aggregated basis to facilitate the comparison

(3) Before taxes and minority interest

(4) Ratios as a % of net premiums earned

In the third quarter of the year, premiums grew 15.1% in the SMEs business and 2.8% in the Large Risks business. Excluding the Life business previously underwritten by MUSINI (presently in run-off), premiums grew 7.4%.

The loss ratio rose in this quarter due to an increase in IBNR reserves, primarily in the former MUSINI portfolio.

The expense ratio grew with respect to the previous year, reflecting the adjustment in the cost of reinsurance protections due to the large claims incurred in the first quarter of the year.

Credit and Surety Business

	3Q 05	3Q 04	% 05/04
Premiums written and accepted	**93.3**	91.6	1.9%
Gross result (1)	**7.8**	7.6	2.6%
Net result	**4.8**	4.4	9.1%
Equity	**32.8**	24.3	35.0%
Loss Ratio, Non-Life (2)	**90.3%**	83.0%	
Expense Ratio, Non-Life (2)	**8.7%**	12.9%	
Net Other Income, Non-Life (3)	**-17.6%**	-19.9%	
Combined Ratio, Non-Life (2)	**81.4%**	76.0%	

(1) Before taxes and minority interest

(2) Ratios as a % of net premiums earned

(3) *Given the importance of services activities for* MAPFRE CAUCIÓN y CRÉDITO, *the ratio of net income from other* activities as a percentage of net premiums earned is added

MAPFRE CAUCIÓN Y CRÉDITO'S business volumes only grew 1.9%, due to strong competition in credit insurance.

The loss ratio has increased due to two large claims incurred in the third quarter of the year.

The variation in the expense ratio reflects larger commissions received from reinsurers.

MAPFRE CAJA SALUD

	3Q 05	3Q 04	% 05/04
Premiums written and accepted	**355.5**	322.2	10.3%
- Agents network(1)	**336.7**	307.0	9.7%
- Bank network	**18.8**	15.2	23.7%
Gross result (2)	**12.9**	4.9	163.3%
Net result	**8.1**	3.1	161.3%
Equity	**104.6**	94.8	10.3%
Loss Ratio, Non-Life (3)	**81.2%**	82.5%	
Expense Ratio, Non-Life (3)	**15.7%**	15.9%	
Combined Ratio, Non-Life (3)	**96.9%**	98.4%	

(2) Including brokers

(3) Before taxes and minority interest

(4) Ratios as a % of net premiums earned

The substantial increase in net profit is the result of:

- premium growth, which came primarily from the Health Assistance business line;
- a lower claims ratio;
- larger financial income.

The variation in results reflects the impact of a non-recurring early amortisation of goodwill, which was carried out in the third quarter of 2004 for an amount of €3 million. Excluding this amount, the net profit would have grown 32.8%.

Companies operating abroad

MAPFRE AMÉRICA

	3Q 05	3Q 04	% 05/04
Premiums written and accepted	**1,168.2**	977.6	19.5%
Gross result [1]	**67.2**	50.8	32.3%
Net result	**51.4**	38.0	35.3%
Equity	**742.4**	548.9	35.3%
Loss Ratio, Non-Life [2]	**67.5%**	67.5%	
Expense Ratio, Non-Life [2]	**34.9%**	32.4%	
Combined Ratio, Non-Life [2]	**102.4%**	99.9%	

(1) Before taxes and minority interest

(2) Ratios as a % of net premiums earned

The result of MAPFRE AMÉRICA reflects the following factors:

- sustained premiums growth, which was particularly strong in Brazil and Venezuela;
- a higher expense ratio, due to the outlays connected with the expansion of the branch network;
- larger financial income, mainly due to the recovery of interest rates in the region;
- the favourable development of exchange rates, particularly in Brazil.

The following table provides a comparison between the growth rates of premiums and results, in euros and in local currency:

	PREMIUMS				RESULTS [1]			
COMPANY	3Q 05	3Q 04	% 05/04	Local Currency % 05/04	3Q 05	3Q 04	% 05/04	Local Currency % 05/04
VENEZUELA	**189.3**	147.6	28.3%	45.2%	**20.0**	18.6	7.5%	21.9%
PUERTO RICO	**185.4**	166.8	11.2%	13.9%	**19.1**	16.2	17.9%	19.9%
MEXICO	**180.3**	193.2	-6.7%	-7.2%	**15.3**	7.1	115.5%	136.8%
BRAZIL	**288.3**	188.8	52.7%	29.1%	**9.7**	5.8	67.2%	41.3%
ARGENTINA	**151.0**	131.2	15.1%	17.4%	**4.7**	4.8	-2.1%	-0.1%
COLOMBIA	**40.3**	31.2	29.2%	16.1%	**1.6**	1.9	-15.8%	-23.5%
EL SALVADOR	**19.4**	20.7	-6.3%	-1.9%	**1.5**	1.3	15.4%	-9.6%
CHILE	**81.2**	69.7	16.5%	2.7%	**1.2**	3.1	-61.3%	-65.8%
PARAGUAY	**6.2**	5.5	12.7%	19.1%	**0.2**	0.1	---	---
URUGUAY	**7.1**	6.1	16.4%	-1.1%	**-0.1**	-0.4	---	---
PERU	**19.7**	16.8	17.3%	14.7%	**-0.2**	0.4	---	---

[1] Profit before amortisation of goodwill and portfolio acquisition costs, taxes and minority interests under PGC/PGEA standards

Significant increases were recorded in the profits of the following subsidiaries:

- MAPFRE TEPEYAC (Mexico), due to the improvement in its technical result, which is related in part with the cancellation of Motor insurance contracts in the second quarter of 2004, and to larger financial income;
- MAPFRE VERA CRUZ (Brazil), thanks to sustained growth across most business lines, due primarily to the expansion of the distribution network, and to the decrease of the loss ratio in the Motor business.

A higher loss ratio in Motor insurance caused a decrease in the result of MAPFRE ARGENTINA and MAPFRE COLOMBIA, while MAPFRE CHILE was affected by the cancellation of two large accounts.

The profit of MAPFRE LA SEGURIDAD (Venezuela) includes realisation gains for €2.3 million.

During the third quarter of the year, MAPFRE DOMINICANA (Dominican Republic) began operating.

In the first nine months of the year, 266 new offices have been opened, 67 of which are direct.

MAPFRE RE

	3Q 05	3Q 04	% 05/04
Premiums written and accepted	**1,015.6**	879.1	15.5%
- of which Life	**74.6**	57.7	29.3%
Gross result [(1)]	**52.2**	55.9	-6.6%
Net result	**30.1**	35.0	-14.0%
Equity	**648.1**	554.2	16.9%
Loss Ratio, Non-Life [(2)]	**68.3%**	61.4%	
Expense Ratio, Non-Life [(2)]	**29.9%**	32.0%	
Combined Ratio, Non-Life [(2)]	**98.2%**	93.4%	

(1) Before taxes and minority interest

(2) Ratios as a % of net premiums earned

The increase in the premiums volume with respect to the third quarter of 2004 is primarily due to the winning of new business from ceding companies outside SISTEMA MAPFRE.

The following table shows the estimated impact on the net after-tax result of MAPFRE RE of the claims arising from the natural catastrophes occurred during the third quarter of the year:

Event	Affected Areas	Amount
Hurricane "Katrina"	Southern U.S.A.	25.1
Hurricane "Emily"	Yucatan (Mexico)	6.9
Storms	Austria, Germany, Switzerland	5.2
Hurricane "Rita"	Florida (U.S.A.)	5.0
Hurricane "Dennis"	Southern U.S.A.	0.9

Million euros

Net profit also reflects a non-recurring loss of €8.6 million from the transfer of subsidiary MAPLUX to MAPFRE SEGUROS GENERALES. This amount was eliminated in the net consolidated profit of CORPORACIÓN MAPFRE. Excluding this amount, the net profit of MAPFRE RE would have grown 10.6%.

MAPFRE ASISTENCIA

	3Q 05	3Q 04	% 05/04
Total Income	**261.0**	193.3	35.0%
- Premiums written and accepted	**189.7**	131.9	43.8%
- Other income	**71.3**	61.4	16.1%
Gross result [1]	**9.5**	6.0	58.3%
Net result	**6.2**	4.0	55.0%
Equity	**89.9**	67.3	33.6%
Loss Ratio, Non-Life [2]	**75.1%**	75.2%	
Expense Ratio, Non-Life [2]	**22.5%**	17.6%	
Combined Ratio, Non-Life [2]	**97.6%**	92.8%	

(1) Before taxes and minority interest

(2) Ratios as a % of net premiums earned

The increase in the net profit reflects:

- premiums growth, particularly in the Pecuniary Losses business line (€60 million, against €43 million in the same period of the previous year). It is also worth noting business growth in America and in Europe. The revenues from subsidiary ABRAXAS, which was acquired in July, have been consolidated for the first time for an amount of €4 million.
- the increase in the expense ratio, which is due to: the growth of the Pecuniary Losses business line, which is characterised by higher acquisition costs than the other lines, that are compensated by comparatively lower loss levels; the expansion of the distribution network and of the services related with the new business lines in Europe; and the consolidation of ABRAXAS;
- a €1.9 million gain from the transfer of MAPFRE ASISTENCIA ORO.

B.4.) MANAGEMENT RATIOS

The consolidated Non-Life combined ratio of CORPORACIÓN MAPFRE was 96.9% in the third quarter of 2005, against 94.4% in the same period of the previous fiscal year. It is worth noting the evolution of the expense ratio as a percentage of funds under management in Life insurance.

The evolution of the main management ratios of the insurance subsidiaries of CORPORACIÓN MAPFRE is shown in the following table:

	EXPENSE RATIO[1]		LOSS RATIO[2]		COMBINED RATIO[3]	
COMPANY	**3Q 05**	**3Q 04**	**3Q 05**	**3Q 04**	**3Q 05**	**3Q 04**
GENERAL INSURANCE OP. UNIT	**27.9%**	28.7%	**64.3%**	63.0%	**92.2%**	91.7%
MAP. EMPRESAS + MAP. INDUSTRIAL	**16.5%**	13.3%	**75.7%**	73.2%	**92.2%**	86.5%
MAPFRE CAUCIÓN Y CRÉDITO [4]	**-8.9%**	-7.0%	**90.3%**	83.0%	**81.4%**	76.0%
MAPFRE CAJA SALUD	**15.7%**	15.9%	**81.2%**	82.5%	**96.9%**	98.4%
MAPFRE-CAJA MADRID HOLDING	**22.1%**	22.3%	**70.3%**	69.1%	**92.4%**	91.4%
MAPFRE RE	**29.9%**	32.0%	**68.3%**	61.4%	**98.2%**	93.4%
MAPFRE ASISTENCIA	**22.5%**	17.6%	**75.1%**	75.2%	**97.6%**	92.8%
MAPFRE AMERICA	**34.9%**	32.4%	**67.5%**	67.5%	**102.4%**	99.9%
CORPORACION MAPFRE (Consolidated)	**27.6%**	27.0%	**69.3%**	67.4%	**96.9%**	94.4%
MAPFRE VIDA[5]	**0.9%**	1.0%				

(1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures corresponding to the Non-Life technical account

(2) (Net claims incurred + variation of other technical reserves) / Net premiums earned. Figures corresponding to the Non-Life technical account

(3) Combined ratio = Expense ratio + Loss ratio. Figures corresponding to the Non-Life Technical account

(4) Given the importance of services activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities is added to the numerator of the expense ratio of this subsidiary

(5) (Acquisition expenses + variation in deferred acquisition expenses + administration expenses) / (average technical reserves + average mutual funds + average pension funds). Annualised ratio

B.5.) SHAREHOLDERS' EQUITY

Net consolidated equity reached €3,079.9 million, against €2,677.3 million at the end of the third quarter of 2004. The year-on-year variation in equity reflects the positive contribution from the results earned by the Units, the increase in the value of investments and hedging derivatives and the appreciation of the US dollar against the euro. Of the amount mentioned above, €955.5 million corresponded to the holdings of minority shareholders in subsidiaries, and €2,124.4 million to the shareholders of CORPORACIÓN MAPFRE. Consolidated shareholders' equity per share was €8.9 as of September 2005 (€7.8 at the close of 2004).

The consolidated shareholders' equity of MAPFRE AMÉRICA increased by €193.5 million with respect to the third quarter of the previous year, as a result of: the €75 million capital increase carried out in June 2005; the profits earned by its subsidiaries; the increase in the value of investments; and the appreciation of the US dollar and Latin American currencies against the euro.

B.6.) ACQUISITIONS AND DISPOSALS

The following investments were made in the third quarter of the year:

Investments carried out directly by CORPORACIÓN MAPFRE

- In August, CORPORACIÓN MAPFRE sold its entire shareholding in PROGRESS ASSICURAZIONI (Italy), which was equal to 39%, to insurer MIDDLESEA INSURANCE (Malta). This brought to completion a transaction defined in an agreement between the MIDDLESEA GROUP and MAPFRE, which included the acquisition by CORPORACIÓN MAPFRE of a 21% stake in the share capital of MIDDLESEA INSURANCE. Overall, this transaction has implied a net outlay of €5.2 million for CORPORACIÓN MAPFRE.
- CORPORACIÓN MAPFRE invested €4.1 million to subscribe for its share of a €9 million capital increase carried out by MAPFRE QUAVITAE to fund the acquisition of MAPFRE ASISTENCIA ORO.
- It has been agreed to incorporate MAPFRE INTERNACIONAL S.A., which will become the holding company responsible for the expansion of MAPFRE abroad (except in the Iberian Peninsula and in Latin America) with an initial share capital of €35 million. The new holding company will receive the shares in MAPFRE ASIAN and MIDDLESEA plc presently owned by CORPORACIÓN MAPFRE.

Investments carried out by subsidiaries

- MAPFRE ASIAN and Philippine insurer Insular General Insurance Company (I-Gen), the Non-Life insurance subsidiary of insurer Insular Life, signed a memorandum of understanding in order to conduct a legal and financial due diligence leading to a possible merger, which is expected to be completed by the end of the year. MAPFRE will hold a majority stake in the resulting company. The Agreement is subject to the approval of the Philippine insurance and securities markets regulators, and of other regulatory agencies.
- MAPFRE ASISTENCIA acquired for a price of GBP 10.5 million (approximately €16 million) the entire share capital of British company ABRAXAS, which distributes Pecuniary Losses and Mechanical Breakdown Guarantee insurance through an extensive network of car dealers in the United Kingdom.
- MAPFRE ASISTENCIA sold its subsidiary MAPFRE ASISTENCIA ORO to MAPFRE QUAVITAE.

Events subsequent to the close of the third quarter of 2005

- MAPFRE CAJA SALUD was awarded healthcare centre CLINISAS, located in Madrid, in a privatisation process carried out by SEPI, for a price of €20.5 million. The company also acquired healthcare centre CLÍNICA SAN FRANCISCO JAVIER, located in Bilbao.

Financing

The investments detailed above were paid for with available excess cash.

B.7.) EMPLOYEES

CORPORACIÓN MAPFRE, its subsidiaries and affiliates had a payroll of 14,684 employees as of 30 September 2005, 4,906 of which in Spain and 9,778 in other countries. The 499 persons reduction in staff levels with respect to same period of the previous year is due to the transfer of employees from a number of subsidiaries to the payroll of MAPFRE MUTUALIDAD as a consequence of change in the configuration of the MAPFRE NETWORK, which was implemented in the month of January of this year.

RESULTS OF SISTEMA MAPFRE

CORPORACIÓN MAPFRE is a subsidiary of MAPFRE MUTUALIDAD, the leading Motor insurer in Spain, which owns 55.7% of its share capital. Together with their respective subsidiaries they form SISTEMA MAPFRE, which in third quarter of 2005 reached total revenues of € 9,166.3 million, a 9.6% increase over the previous year. Consolidated profit after taxes grew 8.1%.

The consolidated profit and loss account of SISTEMA MAPFRE, which includes MAPFRE MUTUALIDAD and CORPORACIÓN MAPFRE, is shown in the following table:

	3Q 05	3Q 04	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	5,944.0	5,274.1	12.7%
Premiums earned, net of ceded and retroceded reinsurance	4,708.9	4,079.0	15.4%
Net claims incurred and variation in other technical provisions	-3,482.1	-2,820.2	23.5%
Operating expenses, net of reinsurance	-900.8	-804.8	11.9%
Other technical income and expenses	-50.3	-66.5	-24.4%
TECHNICAL RESULT	275.7	387.5	-28.9%
Net financial and other non-technical income	314.3	175.4	79.2%
Result of the Non-life business	**590.0**	**562.9**	**4.8%**
LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,588.4	1,648.6	-3.7%
Premiums earned, net of ceded and retroceded reinsurance	1,486.2	1,556.2	-4.5%
Net claims incurred and variation in other technical provisions	-1,868.0	-1,862.1	0.3%
Operating expenses, net of reinsurance	-188.7	-160.9	17.3%
Other technical income and expenses	-7.8	-7.0	11.4%
TECHNICAL RESULT	-578.3	-473.8	22.1%
Net financial and other non-technical income	646.2	538.9	19.9%
Unrealised gains and losses in unit-linked investments	22.4	9.1	146.2%
Result of the Life business	**90.3**	**74.2**	**21.7%**
OTHER BUSINESS ACTIVITIES			
Operating income	266.3	175.6	51.7%
Operating expenses	-233.0	-166.1	40.3%
Net financial income	-1.1	9.7	-111.3%
Results from minority shareholdings	6.0	4.8	25.0%
Result of the Other Business Activities	**38.2**	**24.0**	**59.2%**
Result before tax and minority shareholders	**718.6**	**661.1**	**8.7%**
Taxes	-197.4	-179.0	10.3%
Result after tax	**521.1**	**482.1**	**8.1%**
Non-life loss ratio (1)	73.9%	69.1%	
Non-life expense ratio (1)	20.2%	21.4%	
Non-life combined ratio (1)	94.1%	90.5%	
Life expense ratio (2)	1.6%	1.6%	

(1) Ratios calculated over net premiums earned.

(2) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / (average Life and unit-linked reserves + average mutual funds + average pension funds). Annualised ratios

ANNEX:

Profit breakdown by units and companies – September 2004

	Net Result	Minority Interests	Consolidation adjustments	Contribution to consolidated result
LIFE	72.2	-35.4		36.8
GENERAL INSURANCE	52.8	-25.9	-0.7	26.2
COMMERCIAL INSURANCE	49.6	-19.1	-10.6	19.9
HEALTH	3.1	-1.5		1.6
Holding (non-consolidated) and adjustments				-1.2
MAPFRE-CAJA MADRID HOLDING				83.3
AMÉRICA	38.0	-5.7		32.3
RE	35.0	-4.2		30.8
ASISTENCIA	4.0			4.0
INMUEBLES	6.3			6.3
Other companies	5.9			5.8
Holding (non-consolidated) and adjustments				-3.9
CORPORACIÓN MAPFRE				**158.6**

Reconciliation of the consolidated profit under PGC/PCEA and IFRS – Sep. 2004

ITEM	Gross amount	Tax	Minority Shrhldrs.	Attributable result
Result at 30/09/04 under PGC/PCEA	**298.6**	**-88.5**	**-75.0**	**135.1**
Reversal of goodwill amortisation	24.2	-1.1	-9.6	13.6
Reversal of the appropriation to the equalisation reserve	24.5	-8.4	-5.2	10.9
Differences in the valuation of technical reserves	-59.8	20.9	19.1	-19.8
Differences in the valuation of investments	65.5	-22.9	-20.9	21.7
Derivatives (fair value, hedges)	-5.4	1.9	0.0	-3.5
Amortisation of start-up expenses	2.6	-0.7	-0.8	1.1
Deferred taxes (timing diffs. and differences > 10 yrs.)	-0.3	-1.1	0.5	-0.9
Deferred income	0.6	-0.1	-0.1	0.4
Other items	10.4	-10.8	0.5	0.1
Result at 30/09/04 under IFRS	**360.9**	**-110.9**	**-91.4**	**158.6**

Breakdown of technical reserves and premiums

	Life insurance reserves			Other technical reserves			Technical Reserves			Written and accepted premiums		
	3Q 05	3Q 04	% Var.	3Q 05	3Q 04	% Var.	3Q 05	3Q 04	% Var.	3Q 05	3Q 04	% Var.
LIFE	**14,036.7**	12,406.0	13.1%	**212.0**	199.3	6.4%	**14,248.7**	12,605.4	13.0%	**1,296.9**	1,414.3	-8.3%
GENERAL INSURANCE	**46.0**	44.7	2.9%	**1,141.9**	961.9	18.7%	**1,187.9**	1,006.5	18.0%	**886.3**	802.2	10.5%
COMMERCIAL INSURANCE	**467.5**	480.7	-2.7%	**1,851.9**	1,431.1	29.4%	**2,319.4**	1,911.8	21.3%	**896.2**	848.1	5.7%
HEALTH	—	—	—	**159.8**	133.9	19.3%	**159.8**	133.9	19.3%	**355.5**	322.2	10.3%
AMÉRICA	**69.4**	47.2	47.0%	**1,098.4**	941.1	16.7%	**1,167.8**	988.3	18.2%	**1,168.2**	977.6	19.5%
RE	**107.7**	88.1	22.2%	**1,340.0**	1,028.6	30.3%	**1,447.8**	1,116.7	29.6%	**1,015.6**	879.1	15.5%
ASISTENCIA	—	—	—	**123.6**	72.2	71.2%	**123.6**	72.2	71.2%	**189.7**	131.9	43.8%
MAPFRE ASIAN	—	—	—	**8.8**	9.0	-2.2%	**8.8**	9.0	-2.2%	**9.9**	8.3	19.3%
Adjustments MAPFRE RE	—	—	—	**-546.7**	-329.3	66.0%	**-615.6**	-388.1	58.6%	**-406.7**	-349.1	16.5%
Other adjustments	**-38.4**	-52.7	—	**-30.4**	-8.1	—	—	—	—	**-3.6**	-2.7	—
CORPORACIÓN MAPFRE	14,689.0	13,014.1	12.9%	**5,359.3**	4,441.7	20.7%	**20,048.3**	17,455.8	14.9%	**5,408.1**	5,031.9	7.5%

Breakdown of equity by units and subsidiaries

	Equity					
	30/09/05 Share of		30/09/04 Share of		% Var.	
	Corp. Mapfre	Minority shrhldrs.	Corp. Mapfre	Minority shrhldrs.	Corp. Mapfre	Minority shrhldrs.
LIFE	272.4	261.8	242.7	233.2	12.2%	12.3%
GENERAL INSURANCE	156.0	149.9	138.8	133.4	12.4%	12.4%
COMMERCIAL INSURANCE	129.2	124.2	152.9	146.9	-15.5%	-15.5%
HEALTH	53.4	51.2	48.3	46.5	10.6%	10.1%
Consolidation adjustments/minority interest	156.4	150.3	94.1	90.3	66.2%	66.4%
MAPFRE-CAJA MADRID	767.4	737.4	676.8	650.3	13.4%	13.4%
AMÉRICA	649.3	93.1	466.1	82.8	39.3%	12.4%
RE	569.7	78.4	487.1	67.1	17.0%	16.8%
ASISTENCIA	89.9	—	67.3	—	33.6%	—
OTHER COMPANIES	86.8	22.1	73.3	9.0	18.4%	145.6%
Consolidation adjustments/minority interest	-38.7	24.5	93.1	4.4	-141.6%	456.1%
CORPORACIÓN MAPFRE	**2,124.4**	**955.5**	**1,863.7**	**813.6**	**14.0%**	**17.4%**

Organisation chart of CORPORACIÓN MAPFRE



MAPFRE MUTUALIDAD
56%
CORPORACIÓN MAPFRE
51%
100 %
87 %
88%
100%
MAPFRE CAJA MADRID HOLDING
MAPFRE INMUEBLES
MAPFRE AMÉRICA
MAPFRE RE
MAPFRE ASISTENCIA
MAPFRE SEGUROS GENERALES
100%
100%
MAPFRE VIDA
100%
MUSINI VIDA
COMMERCIAL INSURANCE UNIT
MAPFRE INDUSTRIAL
100%
MAPFRE EMPRESAS
100%
GESMADRID CAJA MADRID BOLSA CAJA MADRID PENSIONES
30%
100%
MAPFRE CAUCIÓN Y CRÉDITO
MAPFRE CAJA SALUD
100%
Direct Insurance subsidiaries in 11 countries
Subsidiaries, branches and representative offices in 14 countries
MAPFRE REINS. CORP. (USA)
Subsidiaries, branches, agencies and representative offices in 36 countries. Services for the elderly through MAPFRE ASISTENCIA ORO and QUAVITAE
NON-LIFE
LIFE AND SAVINGS
DOMESTIC BUSINESS
INTERNATIONAL BUSINESS

C) BASIS OF PRESENTATION AND VALUATION CRITERIA

The consolidated financial statements included herein have been prepared in accordance with International Financial Reporting Standards.

D) DIVIDENDS DISTRIBUTED DURING THE PERIOD

		% based on nominal	Euros per Share	Amount (€'000)
1. Ordinary Shares	3100	24	0.12	28,668
2. Preference Shares	3110	--	--	--
3. Redemptible Shares	3115	--	--	--
4. Non-voting Shares	3120	--	--	--

Further information on dividend payments (interim, supplementary, etc...):

Supplementary dividend paid out of the results for fiscal year 2004 on 14 March 2005. Shares numbered 1 to 238,900,706, both inclusive, collected €0.12 gross per share.